Exhibit 99.1

PROFOUND MEDICAL CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 20, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF APRIL 13, 2020

PROFOUND MEDICAL CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of Profound Medical Corp. (the “Corporation”) will be held at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, on Wednesday May 20, 2020 at 10:00 a.m. (Toronto time) and will be broadcast via webcast and may be accessed either by conference call at 1-877-407-9210 (Toll Free) or 1-201-689-8049 (International) or access the Meeting online at https://www.issuerdirect.com/virtual-event/prof for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2019 and the accompanying report of the auditors thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the auditors’ remuneration;

4.	to consider, and if deemed advisable, approve a resolution confirming, approving and adopting the new long-term incentive plan of the Corporation; and

5.	to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Shareholders should refer to the accompanying management information circular for more detailed information with respect to the matters to be considered at the Meeting.

Due to the unprecedented public health impact of the coronavirus outbreak (COVID-19) and in consideration of the health and safety of our Shareholders, team members and the broader community, as well as the restrictions on mass gatherings implemented by the Government of Ontario, the Corporation will be strictly restricting physical access to the Meeting to registered Shareholders and formally appointed proxyholders and will not be permitting any others (including beneficial Shareholders that hold their Common Shares through a broker or other intermediary) to attend.

Shareholders are strongly encouraged not to attend the meeting in person. In accordance with any restrictions on gatherings implemented by the Government of Ontario and the Region of Peel in effect as of the date of the Meeting, if more people than are permitted to gather choose to attend the Meeting in person, the Meeting, by necessity, will be rescheduled to a later date. In addition, the Corporation will follow all other public health recommendations of the Government of Ontario and the Region of Peel, including potential screening of attendees at the Meeting.

To access the live webcast of the Meeting on May 20, 2020 at 10:00 a.m. (Toronto time), please dial in to the conference call at 1-877-407-9210 (Toll Free) or 1-201-689-8049 (International) or access the Meeting online at https://www.issuerdirect.com/virtual-event/prof.

The Corporation encourages all registered Shareholders to vote in advance of the meeting by dating and executing the accompanying form of proxy and returning it to TSX Trust Company either in person, or by mail or courier, to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 or via the internet at www.voteproxyonline.com by no later than by 10:00 a.m. on Friday May 15, 2020, or if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any such adjournment or postponement. If you receive more than one form of proxy because you own Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

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If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the accompanying voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

Only Shareholders of record as of April 13, 2020 are entitled to notice of the Meeting and to vote at the Meeting and at any postponement or adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Arun Menawat”
Arun Menawat Director and Chief Executive Officer April 13, 2020

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PROFOUND MEDICAL CORP. MANAGEMENT INFORMATION CIRCULAR SOLICITATION OF PROXIES

This management information circular (this “Circular”) is provided in connection with the solicitation of proxies by the management of Profound Medical Corp. (the “Corporation” or “Profound”) for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation. The Meeting will be held on Wednesday May 20, 2020 at 10:00 a.m. (Toronto time) at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, or at such other time or place to which the Meeting may be adjourned, for the purposes set forth in the notice of annual and special meeting accompanying this Circular (the “Notice”). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

Due to the unprecedented public health impact of the coronavirus outbreak (COVID-19) and in consideration of the health and safety of our Shareholders, team members and the broader community, as well as the restrictions on mass gatherings implemented by the Government of Ontario, the Corporation will be strictly restricting physical access to the Meeting to registered Shareholders and formally appointed proxyholders and will not be permitting any others (including beneficial Shareholders that hold their Common Shares through a broker or other intermediary) to attend.

Shareholders are strongly encouraged not to attend the meeting in person. In accordance with any restrictions on gatherings implemented by the Government of Ontario and the Region of Peel in effect as of the date of the Meeting, if more people than are permitted to gather choose to attend the Meeting in person, the Meeting, by necessity, will be rescheduled to a later date. In addition, the Corporation will follow all other public health recommendations of the Government of Ontario and the Region of Peel, including potential screening of attendees at the Meeting.

To access the live webcast of the Meeting on May 20, 2020 at 10:00 a.m. (Toronto time), please dial in to the conference call at 1-877-407-9210 (Toll Free) or 1-201-689-8049 (International) or access the Meeting online at https://www.issuerdirect.com/virtual-event/prof.

These securityholder materials are being sent to both registered and non-registered (beneficial) owners of the securities. If you are a non-registered owner and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings or securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accompanying this Circular (and filed with applicable securities regulatory authorities) is a form of proxy for use at the Meeting. Each Shareholder who is entitled to attend the Meeting is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

Unless otherwise stated, the information contained in this Circular is given as of April 13, 2020. All time references in this Circular are references to Toronto time. All amounts referred to in this Circular are presented in Canadian dollars, unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Shareholders

Appointment of Proxies

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to TSX Trust Company (the “Transfer Agent”) either in person, or by mail or courier, to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 or via the internet at www.voteproxyonline.com.

The persons named as proxyholders in the form of proxy accompanying this Circular are designated by management of the Corporation and are representatives of the Corporation’s management for the Meeting. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) to attend and act for and on such Shareholder’s behalf at the Meeting other than the management nominees designated in the form of proxy may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person’s name in the blank space provided in the accompanying form of proxy; or (ii) completing another valid form of proxy. In either case, the completed form of proxy must be delivered to the Transfer Agent at the place and within the time specified herein for the deposit of proxies. A Shareholder who appoints a proxy who is someone other than the management representatives named in the form of proxy should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the Common Shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the form of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form).

In order to validly appoint a proxy, the form of proxy must be received by the Transfer Agent (the address is stated above or in the form of proxy) by 10:00 a.m. (Toronto time) on Friday May 15, 2020, or if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any such adjournment or postponement. After such time, the Chair of the Meeting may accept or reject a form of proxy delivered to him in his discretion but is under no obligation to accept or reject any particular late form of proxy.

Revocation of a Proxy

A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed therein. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing signed and delivered to either the registered office of the Corporation or the Transfer Agent, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, at any time up to and including the last business day preceding the date of the Meeting, or any postponement or adjournment thereof at which the proxy is to be used, or deposited with the Chair of such Meeting on the day of the Meeting, or any adjournment or postponement thereof. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Signature on Proxies

The form of proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. A form of proxy signed by a person acting as attorney or in some other representative capacity should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Voting of Proxies

Each Shareholder may instruct his, her or its proxy how to vote his, her or its Common Shares by completing the blanks on the form of proxy.

The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted FOR the resolutions described in the form of proxy and below.

The accompanying form of proxy confers discretionary authority upon the persons named therein to vote on any amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date hereof, management of the Corporation knew of no such amendments or variations or other matters to come before the Meeting.

Beneficial (Non-Registered) Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through depositories (e.g. CDS & Co., the registration name for CDS Clearing and Depository Services Inc.), brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who are registered Shareholders (that is, shareholders whose names appear on the records maintained by the Transfer Agent as registered holders of Common Shares) will be recognized and acted upon at the Meeting.

Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined herein), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.

There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other securityholder materials and to request voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners (“NOBOs”) are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

In accordance with the requirements of NI 54-101, the Corporation is sending the Notice, this Circular and a voting instruction form or a form of proxy, as applicable (collectively, the “Meeting Materials”), directly to NOBOs and indirectly, through intermediaries, to OBOs. NI 54-101 permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly, through intermediaries, to OBOs. The Corporation will pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.

The Corporation has used a NOBO list to send the Meeting Materials directly to those NOBOs whose names appear on that list. If the Corporation has sent these materials directly to a NOBO, such NOBO’s name and address and information about its holdings of Common Shares have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, any NOBO of the Corporation can expect to receive a voting instruction form from the Transfer Agent. NOBOs should complete and return the voting instruction form to the Transfer Agent in the envelope provided. The Transfer Agent will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to the Transfer Agent, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment or postponement thereof. By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to Shareholders in this Circular and the accompanying form of proxy and Notice are to registered Shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of April 13, 2020 are entitled to receive notice of and to attend and vote at the Meeting. As at the date hereof, the Corporation had 16,079,327 issued and outstanding Common Shares. Each Common Share entitles the holder to one vote in respect of any matter that may come before the Meeting.

Pursuant to the by-laws of the Corporation, a quorum is present at the Meeting if two or more voting persons are present in person and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to all Common Shares.

To the knowledge of the directors and officers of the Corporation, as at the date hereof, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, no director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the last completed financial year of the Corporation, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements

The audited financial statements of the Corporation and the auditors’ report thereon as at and for the financial year ended December 31, 2019 (the “Financial Statements”) will be placed before the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken in respect of the Financial Statements. The Financial Statements were audited by PricewaterhouseCoopers LLP of Toronto, Ontario and are available under the Corporation’s profile on SEDAR, online at www.sedar.com.

Election of Directors

At the Meeting, Shareholders are required to elect the directors of the Corporation to hold office until the next annual meeting of Shareholders or until the successors of such directors are elected or appointed. Shareholders will be asked to vote on the election of seven directors at the Meeting, as further described below.

The persons designated as proxyholders in the accompanying form of proxy (absent contrary directions) intend to vote FOR the election of the directors as set forth above. The Corporation does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by the persons designated as proxyholders in the accompanying form of proxy will be voted for another nominee in their discretion unless the Shareholder has specified in his or her form of proxy that his or her Common Shares are to be withheld from voting in the election of directors.

The board of directors of the Corporation (the “Board”) has adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. In addition, the Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at the Meeting represent less than a majority (50% + 1 vote) of the Common Shares voted and withheld, the nominee shall, immediately following the Meeting, submit his or her resignation to the Board for consideration. The Human Resources and Corporate Governance Committee shall consider and recommend to the Board whether or not to accept the resignation. The Board will accept the resignation absent exceptional circumstances which would warrant the applicable director continuing to serve on the Board. The Board will determine whether or not to accept the resignation within 90 days following the applicable annual meeting. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued promptly following such determination. The nominee will not participate in any Human Resources and Corporate Governance Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Corporation, all positions and offices in the Corporation presently held by such nominees, the nominees’ municipality, province or state and country of residence, principal occupation within the five preceding years, the period during which the nominees have served as directors, and the number and percentage of Common Shares and Options (as defined herein) beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised.

Name, Age and Residence	Positions with the Corporation and Date First Appointed to the Board	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled	Number and Percentage of Options Beneficially Owned or Controlled
Arun Menawat Age: 65 Bonita Springs, Florida, USA	Chief Executive Officer and Director June 4, 2015	Chief Executive Officer and Director of the Corporation (since August 2016); President and Chief Executive Officer of Novadaq Technologies Inc. (from 2003 to 2016).	234,488 1.45%	341,140 2.88%

Name, Age and Residence	Positions with the Corporation and Date First Appointed to the Board	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned or Controlled	Number and Percentage of Options Beneficially Owned or Controlled
Brian Ellacott(1) Age: 63 Sanibel Island, Florida, USA	Director June 14, 2018	Chief Executive Officer Belmont Instrument Corporation, a medical device company (since 2017); President and Chief Executive Officer Laborie Medical Technologies, a medical device company (from 2013 to 2017).	-	13,300 0.11%
Steve Forte(1) Age: 41 Montréal, Québec, Canada	Director August 6, 2019	Executive Vice President and Chief Financial Officer Repare Therapeutics (since October 2019); Chief Financial Officer Clementia Pharmaceutical (from August 2018 to July 2019); Chief Financial Officer Thinking First (from September 2015 to August 2018); Executive Director of Finance CST Canada Co. (from September 2014 to September 2015); Vice-President, Financial Reporting Aptalis Pharma Inc. (from April 2011 to May 2014)	-	10,000 0.08%
Kenneth Galbraith(1)(2)(3) Age: 57 Vancouver, British Columbia, Canada	Director January 17, 2017	Chief Executive Officer Liminal BioSciences (since April 2019); Founder of Five Corners Capital, a venture capital management company (since 2013).	-	14,950 0.13%
Linda Maxwell(2) Age: 45 Toronto, Ontario, Canada	Director October 9, 2018	Surgeon (since 2005); Executive Director, Biomedical Zone at Ryerson University (since June 2015); Technology Transfer Manager University of Oxford (from June 2013 to July 2014)	-	13,300 0.11%
Jean-François Pariseau(2) Age: 50 Montréal, Québec, Canada	Director June 4, 2015	Co-Founder and Partner at Amplitude Ventures (since July 2018); Partner, BDC Capital Healthcare Fund, a venture capital company (from July 2001 to June 2018).	-	-
Arthur Rosenthal(2)(4) Age: 73 Oro Valley, Arizona, USA	Director June 14, 2018	Professor of Practice in the Biomedical Engineering Department at Boston University (since 2010); Chief Executive Officer of gEyeCue, Ltd., a medical technology company (since 2011).	-	13,300 0.11%

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources and Corporate Governance Committee.
(3)	Chair of the Audit Committee.
(4)	Chair of the Human Resources and Corporate Governance Committee.

Director Biographies

Arun Menawat – Chief Executive Officer and Director – Dr. Menawat has an accomplished history of executive leadership success in the healthcare industry. From April 2003 until to joining Profound, he served as the Chairman, President and CEO of Novadaq Technologies Inc., a Toronto Stock Exchange (“TSX”) and Nasdaq listed company that marketed medical imaging and therapeutic devices for use in the operating room. Previously, he was President and Chief Operating Officer and Director of another publicly listed medical imaging software company, Cedara Software. His educational background includes a Bachelor of Science in Biology, University of District of Columbia, Washington, D.C., and a Ph.D. in Chemical Engineering, from the University of Maryland, College Park, MD, including graduate research in Biomedical Engineering from the National Institute of Health, Bethesda, MD. He also earned an Executive M.B.A. from the J.L. Kellogg School of Management, Northwestern University, Evanston, IL.

Brian Ellacott – Director – Mr. Ellacott is an experienced global medical device executive. Mr. Ellacott joined Belmont Instrument Corporation (“Belmont Instrument”) as CEO in December 2017. Belmont Instrument is a Boston-based private equity owned medical device company with a leading global position in fluid warming and infusion systems. Prior to Belmont Instrument, Mr. Ellacott was the President and CEO of Laborie Medical Technologies (“Laborie”). Laborie is a Urology and Gastroenterology medical device company based in Toronto with manufacturing facilities in Toronto, Montreal, Enschede NL, Attikon Switzerland and Portsmouth New Hampshire. Mr. Ellacott joined private equity owned Laborie as President and CEO in July 2013 and in four years completed 14 global acquisitions tripling Laborie’s revenue and increasing EBITDA eight-fold. The company was ranked as one of the fastest growing and most profitable medical device companies in the world. Prior to joining Laborie, Mr. Ellacott served as Executive Vice President and General Manager of Invacare Corporation’s (NYSE: IVC) $1 billion North and South American homecare and rehabilitation business. Mr. Ellacott has also held executive positions with Baxter International Inc. and American Hospital Supply, Inc., with assignments in Canada, Australia and the United States. Mr. Ellacott serves on the board of Belmont Instrument and is the past Chairman of the board of the Canadian Assistive Devices Association. Mr. Ellacott holds a Bachelor of Business Administration Degree from Wilfrid Laurier University, Waterloo, Ontario, Canada and is a dual United States and Canadian citizen.

Steve Forte – Director – Mr. Forte is a senior finance leader with broad experience managing complex, large-scale finance environments. Mr. Forte currently serves as Executive Vice President and CFO of Repare Therapeutics Inc. and was most recently CFO of Clementia Pharmaceuticals Inc. (Nasdaq: CMTA), which was sold earlier this year to Ipsen S.A. in a transaction valued at US$1.3 billion. His experience includes nearly a decade at Aptalis Pharma Inc., where he was responsible for the overall corporate controllership function of a multinational pharmaceutical company with approximately $700 million in annual revenue. At Aptalis, Mr. Forte was responsible for SEC reporting and led the preparation of an SEC S-1 registration statement for a U.S. IPO on Nasdaq prior to the successful sale of the company to Forest Labs. Mr. Forte’s prior experience also includes CFO of Thinking Capital Financial Corporation, a leading Canadian financial technology firm. Mr. Forte received his Bachelor of Commerce in Accountacy from Concordia University and is a Certified Professional Accountant in the Province of Quebec and a Certified Information Systems Auditor (non-practicing) with ISACA.

Kenneth Galbraith – Director – Mr. Galbraith is an accomplished life sciences industry veteran with over 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. Mr. Galbraith currently serves as the CEO of Liminal BioSciences Inc. (TSX: LMNL), a biotechnology company. Mr. Galbraith joined Ventures West as a General Partner in 2007 and led the firm’s biotechnology practice prior to founding Five Corners Capital in 2013 to continue management of the Ventures West investment portfolio. Previously, he served as the Chairman and Interim CEO of AnorMED Inc. until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Starting his career in the life sciences sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., retiring in 2000 from his position as Executive VP and CFO when QLT Inc.’s market capitalization exceeded US$5 billion. He has served on the board of directors of several public and private companies, including Angiotech Pharmaceuticals, Inc., Arbutus Biopharma Corporation and Cardiome Pharma Corp. Mr. Galbraith currently serves on the board of directors of Macrogenics, Inc. and Prometic Life Sciences Inc. Mr. Galbraith earned a Bachelor of Commerce (Honors) degree from the University of British Columbia in 1985 and was appointed a Fellow of the Chartered Accountants of British Columbia in 2013.

Linda Maxwell – Director – Dr. Maxwell, a seasoned surgeon and entrepreneur, is the Founding and Executive Director of the Biomedical Zone, a business incubator for emerging health technology companies. It is an innovative strategic partnership between St. Michael’s Hospital and Ryerson University. Under Dr. Maxwell’s stewardship, the Biomedical Zone has gone from concept to creation to going concern, supporting Toronto’s leading health technology businesses and driving disruption and innovation adoption in the clinical setting. Dr. Maxwell’s breadth of experience and scope of expertise is founded on over a decade and a half as an accomplished head and neck/facial plastic surgeon. Her academic medical career is distinguished by university appointments as a clinical instructor, medical school faculty member, and published scientific author. A frequent public speaker and panelist, Dr. Maxwell has addressed national and international communities on scientific research, innovation, and entrepreneurship. Additionally, Dr. Maxwell has worked internationally as a senior tech transfer manager and partnership leader for innovation and commercialization for the National Health Service and University of Oxford. She also worked for Medtronic plc on business strategy for South America (Brazil) and continues to consult to Medtronic on international clinical trials as an external medical monitor. In addition to her professional endeavors, Dr. Maxwell is a member of the Institute of Corporate Directors. She serves as a director for Profound, Gardiner Museum, and the Economic Club of Canada. She serves as an innovation and health technology subject matter expert for the Federal government’s Canadian Space Agency, Canadian Medical Association, and the Ontario Chief Innovation Strategist. Dr. Maxwell earned a Bachelor’s degree with honors from Harvard University (Biology, cum laude), M.D. from Yale University, and M.B.A. from University of Oxford. She completed six years of residency and fellowship training in surgery at the University of Toronto. Additionally, Dr. Maxwell successfully completed the Royal College of Canada, American College of Surgery, and American Board of Facial Plastic Reconstructive Surgery certifications.

Jean-François Pariseau – Director – Mr. Pariseau is co-founder and Partner at Amplitude Venture Capital (“Amplitude Ventures”). Amplitude Ventures is a capital catalyst for highly innovative companies at the point of value acceleration. Amplitude Ventures works with Canada’s most promising healthcare companies, with a shared vision of bringing groundbreaking technologies to patients. Amplitude Ventures is focused on building world-class Canadian companies in precision medicine and next-generation medical devices. Before co-founding Amplitude Ventures, Mr. Pariseau was Partner at the Healthcare Fund of BDC Capital Inc. and an investment manager with CDP Capital Technology Ventures Inc., a $2 billion global fund investing in healthcare, information technology and advanced technologies, where he was responsible for healthcare investments in Canada and the United States. Prior to joining the investment world, Jean-Francois was CEO of a consulting company specializing in regulatory affairs, and VP, R&D for a pharmaceutical-product distribution company, both of which he founded. Mr. Pariseau holds a Bachelor of Science in Biotechnology from Université de Sherbrooke, a Master of Science in Biomedical Sciences from Université de Montréal, and an M.B.A. from HEC Montréal.

Arthur L. Rosenthal – Director – Dr. Rosenthal is director and Chair of Compensation Committee for LivaNova PLC, a UK global medical technology company. Prior, Dr. Rosenthal served on the Cyberonics board of directors as a non- executive director and Chair of the Compensation Committee from January 2007 to October 2015. Since June 2010, Dr. Rosenthal has served as Professor of Practice in the Biomedical Engineering Department at Boston University. Since December 2011, Dr. Rosenthal has also served as CEO of gEyeCue, Ltd., which he co-founded, a development stage medical device company working on a guided biopsy for lower and upper gastrointestinal cancer screening. From June 2011 until July 2012, Dr. Rosenthal served as executive vice chairman of Cappella Medical Devices Ltd. (now ArraVasc Ltd.), a development-stage company focused on novel device solutions for coronary artery disease. From June 2009 until June 2011, Dr. Rosenthal served as President and CEO of Cappella, Inc. Dr. Rosenthal served as chairman, from January 2002, and CEO, commencing in January 2005, of Labcoat, Ltd. until its acquisition by Boston Scientific Corporation in December 2008. From January 1994 to May 2000, Dr. Rosenthal was a Senior Vice President, Corporate Officer, and Chief Development Officer of Boston Scientific, and from May 2000 until his retirement in January 2005, he was a Senior Vice President, Chief Scientific Officer, and Executive Committee Member of Boston Scientific. From 2000 until 2010, Dr. Rosenthal served as a non-executive director, and from 2006 through 2009, as chairman of the Remuneration Committee, of Renovo, Ltd., a U.K. based pharmaceutical company that became publicly traded in 2006. In July 2009, Dr. Rosenthal joined the board of Interface Biologics, Inc., a Toronto-based development stage company focused on drug delivery devices, as a non-executive director. In April 2011, Dr. Rosenthal was elected Chairman at Interface Biologics, Inc. From April 2013 to May 2015, Dr. Rosenthal served as non-executive director and member of the Compensation Committee of Arch Technologies, Inc. and is currently a member of Arch’s Clinical Advisory Board. In 2015, Dr. Rosenthal was appointed to the Industrial Advisory Committee, CURAM (National University in Galway, Ireland). Since 2003, Dr. Rosenthal has been a Fellow of the American Institute of Medical and Biological Engineering.

Cease Trade Orders, Bankruptcies and Penalties

No proposed director is, or has been, within the 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that:

(a)	was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting as director, chief executive officer or chief financial officer; or

(b)	was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director is, or has been within the 10 years prior to the date hereof a director or executive officer of any other issuer that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.

Appointment of Auditor

At the Meeting, the Shareholders are required to appoint the auditors of the Corporation. Shareholders will be asked to vote on the appointment of PricewaterhouseCoopers LLP and to authorize the Board to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as the auditors of the Corporation on June 22, 2015.

The persons designated as proxyholders in the accompanying form of proxy (absent contrary directions) intend to vote FOR the appointment of the auditors as set forth above.

Confirmation, Approval and Adoption of New Long-Term Incentive Plan of the Corporation

As part of an ongoing review of the Corporation’s compensation strategy, on March 19, 2020, the Board approved the adoption of a long term incentive plan (the “LTIP”), a copy of which is attached hereto as Appendix “C”, subject to approval, ratification and confirmation of the LTIP by the Shareholders at the Meeting. The LTIP is an incentive- based equity compensation plan that provides for the grant of restricted share units (the “RSUs”) and deferred share units (the “DSUs”, together with the RSUs, the “Units”). The RSUs may be granted to any director, officer, employee or consultant of the Corporation or any of its affiliates and any such person’s personal holding company, as designated by the Board in a resolution (the “RSU Participants”) upon the terms and conditions set forth in a grant agreement. The DSUs may be granted to any director of the Corporation who has been designated by the Corporation for participation in the LTIP and who has agreed to participate in the LTIP (the “DSU Participants”, together with the RSU Participants, the “Participants”), upon the terms and conditions set forth in a grant agreement. Subject to Board approval, once each fiscal year, a DSU Participant may elect to be paid up to 100% of this or her annual board retainer in the form of DSUs, with the remaining balance (if any) being paid in cash.

The LTIP is intended to advance the interests of the Corporation by: (i) providing Participants with additional incentives; (ii) rewarding the performance of the Participants through the issuance of the Units; (iii) increasing the proprietary interest of the Participants in the success of the Corporation; (iv) encouraging the Participants to remain with the Corporation or its affiliates; and (v) attracting new directors, employees, officers and consultants to the Corporation or its affiliates.

The LTIP will be administered by the Board and the Compensation Committee. The Board is responsible for, among other things, granting the RSUs to the RSU Participants, granting the DSUs to the DSU Participants, determining the terms of such grants, and interpreting the LTIP and all agreements entered into thereunder. Pursuant to the LTIP, the number of RSUs (including fractional RSUs) granted at any particular time will be calculated by dividing (i) the dollar amount of such grant by (ii) the market value of a Common Share on the applicable grant date, which is equal to the volume weighted average trading price of all Common Shares traded on the TSX (or other exchange where the Common Shares are listed) for the five (5) trading days immediately preceding such date (the “Market Value”). The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Common Share on the applicable grant date.

The RSUs will vest 1/3 on each of the first, second and third anniversary dates of the original grant, provided that the RSU Participant is continuously employed by or in service with the Corporation, or any of its affiliates, until the respective vesting date. The Board would have the option to add any performance-based vesting criteria at its discretion. After the RSUs have vested, a Canadian RSU Participant may deliver a settlement notice to the Corporation in respect of any or all vested RSUs it desires to settle. U.S. RSU Participants must settle any vested RSUs within 70 days after such RSUs vested unless otherwise specified in the grant agreement. The Corporation may elect to settle the vested RSUs in cash, in Common Shares issued from treasury, or a combination thereof. Since the form of settlement (i.e. cash and/or Common Shares) is at the option of the Corporation, all RSUs must settle no later than December 31 in the third calendar year following the year in which the services giving rise to the RSUs were rendered.

The DSUs will vest on the DSU termination date, which is the date on which the DSU Participant ceases to be a director and, if applicable, an employee of the Corporation for any reason. After the DSUs have vested, Canadian DSU Participant’s will deliver to the Corporation a DSU settlement notice to elect to settle all DSUs in such DSU Participant’s notional account for cash, Common Shares issued from treasury, or a combination thereof. U.S. DSU Participant’s shall settle any vested DSUs within 70 days on the date from such DSU Participant incurs a “separation from service” within the meaning of Section 409A of U.S. Internal Revenue Code of 1986.

The maximum number of Common Shares which may be reserved for issuance under the LTIP and pursuant to any other security based compensation arrangement of the Corporation (including the Share Option Plan) cannot exceed 13% of the issued and outstanding Common Shares from time to time on a non-diluted basis (representing an aggregate of 2,090,313 Common Shares as at April 13, 2020), provided that the Board may make appropriate adjustments in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP as a result of a consolidation, share split or similar change in the capital structure of the Corporation, subject to any required approval by any stock exchange or regulatory authority and further provided that the number of Common Shares issuable pursuant to grants of RSUs shall not exceed 50% of the maximum number of Common Shares reserved for issuance under the LTIP and any other security based compensation arrangement of the Corporation. As at April 13, 2020, an aggregate of 1,099,806 Common Shares, representing 6.8% of the issued and outstanding Common Shares, are available for grant under the LTIP and Share Option Plan.

Certain other restrictions on grants apply, including that: (i) the number of Common Shares issuable to insiders (as a group), at any time, under the LTIP and any other security-based compensation arrangements, including the Share Option Plan, shall not exceed 10% of the Corporation’s issued and outstanding Common Shares; (ii) the number of Common Shares issued to insiders (as a group), within a one-year period, under the LTIP and any other security-based compensation arrangements cannot exceed 10% of the Corporation’s issued and outstanding Common Shares; and (iii)   the aggregate number of Common Shares reserved for issuance to non-employee directors shall not exceed 1% of the Corporation’s issued and outstanding Common Shares and the annual grant to any individual non-employee director shall not exceed more than $150,000 worth of Common Shares.

Under the LTIP, the Corporation will not provide financial assistance to Participants in connection with the exercise of Units by Participants. Except as the Board may otherwise determine, if a RSU Participant ceases to be a RSU Participant for any reason, including, without limitation, as a result of his or her resignation, voluntary or involuntary termination, retirement, disability, or death, any unvested RSUs held by such RSU Participant shall expire. Each DSU Participant is entitled to terminate his or her participation in the LTIP by filing a termination notice with the designated officer of the Corporation. Thereafter, any portion of such DSU Participant’s annual board retainer payable and all subsequent annual board retainers shall be paid in cash.

In no event may the rights or interests of a Participant under the LTIP be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

The Board may make certain amendments to the LTIP or to any Unit outstanding thereunder without seeking shareholder approval, including, but not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Units to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the LTIP or any Unit, amendments to the termination or early termination provisions of the LTIP or any Unit, and amendments necessary to suspend or terminate the LTIP. Only the following types of amendments will not be able to be made without obtaining shareholder approval:

•	increasing the number of Common Shares reserved for issuance under the LTIP (other than as a result of a share split or similar change in the capital structure of the Corporation);

•	permitting awards to be transferred or assigned other than for normal estate settlement purposes;

•	amending the amendment provisions under the LTIP; and

•	amendments required to be approved by shareholders under applicable laws or the rules, regulations and policies of any stock exchange on which the Common Shares are listed.

Approval Required and Recommendation of the Board

The LTIP resolution (the “LTIP Resolution”), a copy of which is attached hereto as Appendix “B”, must be approved by a majority of the votes cast in respect of the LTIP Resolution by Shareholders, present in person or represented by proxy at the Meeting, as well as the TSX. The Board has determined that LTIP is in the best interests of the Corporation and is fair to the Corporation and the Shareholders. Accordingly, the Board recommends that the Shareholders vote FOR the LTIP Resolution for the following reasons:

•	Incentivize. The LTIP will motivate directors, officers, employees and consultants to contribute to the sustainable, long-term growth of the Corporation.

•	Reward. The LTIP will reward directors, officers, employees and consultants for their performance and for their demonstrated leadership, while, at the same time, aligning the interests of such individuals with the success of the Corporation.

•	Attract. The LTIP will contribute to the successful recruitment and retention of qualified directors, executive officers and other personnel.

The persons designated as proxyholders in the accompanying form of proxy (absent contrary directions) intend to vote FOR the LTIP Resolution as set forth above.

The TSX considers the LTIP a “rolling plan” or “evergreen plan” and therefore, the Corporation will be required to obtain further Shareholder approval to continue to grant awards under the LTIP within three years of the date of the LTIP Resolution is approved, and within each subsequent three-year period which follows.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

Profound has relied on the experience of the Board and the Human Resources and Corporate Governance Committee in setting executive compensation. In considering compensation awards, the Human Resources and Corporate Governance Committee has considered the skill level of its executives as well as comparable levels of compensation for individuals with similar capabilities and experience. In regard to Profound’s current executive compensation arrangements, the Human Resources and Corporate Governance Committee has considered such factors as Profound’s current financial situation, the estimated financial situation of Profound in the mid-term and the need to attract and retain the key executives necessary for Profound’s long term success. The Human Resources and Corporate Governance Committee has determined that at this stage of Profound it is appropriate that compensation be in the form of base salary, Options, a potential bonus award and certain benefits plans.

Profound has established a Human Resources and Corporate Governance Committee, comprised of four independent directors, currently, Arthur Rosenthal (Chair), Kenneth Galbraith, Jean-Francois Pariseau and Linda Maxwell. The Human Resources and Corporate Governance Committee oversees the Corporation’s remuneration policies and practices. The principal responsibilities of the Human Resources and Corporate Governance Committee include:

(a)	with respect to human resources: (i) assist the Board in ensuring that the necessary policies and processes are in place by which all employees of the Corporation, with special attention to the executive group, will be fairly and competitively compensated; and (ii) produce a report on executive compensation for inclusion in the Corporation’s proxy statement as required by applicable rules and regulations; and

(b)	with respect to corporate governance: (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of shareholders; and (ii) develop and recommend to the Board the corporate governance guidelines and processes applicable to the Corporation, review these guidelines and processes at least annually and recommend changes to the Board.

A copy of the Human Resources and Corporate Governance Committee’s charter is available on Profound’s website at https://profoundmedical.com/investors/#governance.

Compensation Philosophy and Objectives of Compensation Programs

The executive compensation program adopted by Profound and applied to its executive officers is designed to:

(a)	attract and retain qualified and experienced executives who have international business and operations experience and will contribute to the success of Profound;

(b)	ensure that the compensation of the executive officers provides a competitive base compensation package, with additional compensation to reward success and create a strong link between corporate performance and compensation; and

(c)	motivate executive officers to enhance long term shareholder value, with current compensation being weighted toward at-risk long-term incentives in the form of Options and other security based incentives so as to foster alignment with the interests of the Shareholders.

The goals of the compensation program are to attract and retain the most qualified people with relevant experience, to motivate and reward such individuals on a short term and long-term basis, and to create alignment between corporate performance and compensation. The Human Resources and Corporate Governance Committee and the Board intend that the total cash components of compensation (base salary plus discretionary cash bonus) target the median of a benchmark group in comparable industries with similar market capitalization (the “Compensation Peer Group”).

Aggregate compensation (including cash components of compensation and equity-based compensation) payable to each NEO (as defined below) is based on the achievement of certain performance goals. Performance goals are established annually and designed to align with the Corporation’s strategic objectives. As described in greater detail below, performance goals affect equity-based compensation grants and annual cash bonuses.

Profound does not believe that its compensation programs encourage excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of Common Share value which allows employees to focus on the business; and (ii) the Share Option Plan encourages a long term perspective due to the vesting provisions of the options (see “—Share Option Plan” below). Profound believes that the compensation program is appropriately structured and balanced to motivate its executives and reward the achievement of annual performance goals, as well as the achievement of long term growth in shareholder value.

Aligning Management and Shareholders

The Corporation’s compensation program seeks to align management interests with Shareholder interests through both short-term and long-term incentives linking compensation to performance. The short-term incentive is an annual cash bonus which is linked to individual performance and the Corporation’s performance. Further, long-term incentives of stock option grants comprise a significant portion of overall compensation for the Corporation’s NEOs (as defined herein). The Human Resources and Corporate Governance Committee believes this is appropriate because it creates a direct correlation between variations in the Corporation’s share price (which is based in part on the Corporation’s financial performance) and the compensation of its NEOs, thereby aligning the interests of the Corporation’s executives and Shareholders.

Compensation Peer Group

In reviewing and approving the Corporation’s 2019 compensation program, the Human Resources and Corporate Governance Committee considered the recommendations of the CEO, which were based upon public disclosure information available for the Compensation Peer Group. The Human Resources and Corporate Governance Committee retained the services of Radford, a business unit of Aon Hewitt in November 2017, as its external independent compensation advisor to review the Corporation’s current executive compensation program. Radford assembled a benchmark peer group report to serve as a comparator for compensation purposes. The selection criteria for the comparator companies was based on revenue, market capitalization, business focus and headcount. The Radford compensation report was incorporated into the 2018 compensation plan for NEOs and directors. Radford was paid executive compensation related fees of $32,302 for the report. The following table sets forth the 2018 Compensation Peer Group.

Compensation Peer Group
Anika Therapeutics	Apollo Endosurgery
Avedro	Avita Medical
Ekso Bionics	Helius Medical Technologies
Pulse Biosciences	RTI Surgical
Senseonics	Shockwave Medical
SI-BONE	Transmedics
Viewray	Viveve Medical

Base Salary

Base salary is intended to reflect an executive officer’s position within the corporate structure, his or her years of experience and level of responsibility, and salary norms in the sector and the general marketplace. As such, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, as well as more subjective performance factors such as leadership, commitment, accountability, industry experience and contribution. The Corporation’s view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain at Profound and not be unreasonably susceptible to recruiting efforts by the Corporation’s competitors.

In determining the base salary compensation of the Named Executive Officers (as defined herein), the Board considered: (i) recruiting and retaining executives critical to the success of Profound and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Long-term Incentives

Long-term incentives, in the form of options to purchase Common Shares (“Options”), are intended to align the interests of Profound’s directors and its executive officers with those of the Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation Profound would otherwise have to pay. The Share Option Plan is administered by the Board. In establishing the number of Options to be granted to any particular executive officer, reference was made to the number of Options granted to officers of other companies involved in similar businesses. The Board also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the performance of the executive officer as demonstrated through his or her level of effort, time, responsibility, ability, experience, level of commitment and performance goals in determining the level of incentive stock option compensation.

Bonus Awards

The Board will consider whether it is appropriate and in the best interests of the Corporation to award a discretionary cash bonus to executive officers for the most recently completed financial year and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for Shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts.

Quantitative performance objectives include the achievement of the Corporation’s revenue target, departmental and individual goals, which may be quantitative or qualitative in nature. These have been established for each individual executive officer by the Board with alignment of such corporate/individual goals with the CEO and include objectives such as research and product development, company productivity, revenue growth and long-term strategic guidance of the Corporation. These corporate, departmental and individual goals form the basis for the review of the executive officers and the determination of cash bonuses at the end of each year with the Board. These awards are reviewed yearly to ensure that corporate performance metrics and individual goals are consistent from year to year.

Bonus award payments are based on the following assessment of:

(a)	whether or not the executive officers have successfully met or exceeded the established corporate, departmental and individual performance metrics and goals;

(b)	the executive officers’ decisions and actions and whether or not they are aligned with the Corporation’s long- term growth strategy and have created value for Shareholders;

(c)	whether any near-term goals and objectives were not met because the executive officers made decisions in the best long-term interests of the Corporation or due to factors outside of the executive officers’ control; and/or

(d)	additional initiatives undertaken by the executive officers, which were not contemplated in the initial objectives.

The following targets, as a percentage of base salary, were approved for each NEO for the fiscal year ending December 31, 2019:

Position	Target
CEO	65%
Other NEOs	20 - 45%

Benefits Plans

The Named Executive Officers are entitled to life insurance, health and dental benefits.

Performance Graph

The following graph illustrates the cumulative return to Shareholders of a $100 investment in Common Shares from December 31, 2015 to December 31, 2019, as compared to the cumulative total return on the Standard & Poor’s/TSX Index and Standard & Poor’s/Nasdaq Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends.

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019
Profound Medical	$100.00	$140.00	$105.00	$68.75	$184.38
S&P/TSX Composite Index	$100.00	$117.50	$124.59	$110.08	$131.16
Nasdaq Composite Index	$100.00	$107.51	$137.87	$132.51	$179.20

Name and Principal Position	Year	Salary ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(1) ($)	Total Compensation ($)
				Annual Incentive Plan	Long Term Incentive Plan
Arun Menawat	2019	675,685	1,298,560(2)	Nil	Nil	Nil	Nil	1,974,245
Chief Executive Officer and Director	2018 2017	647,665 331,500	Nil Nil	208,000 Nil	Nil Nil	Nil Nil	Nil Nil	855,665 331,500
Aaron Davidson	2019	229,888	649,280(2)	Nil	Nil	Nil	Nil	879,168
Chief Financial Officer and Senior Vice-President of	2018 2017	209,446 Nil	913,015(3) Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	1,122,461 Nil
Corporate
Development
Rashed Dewan	2019	190,102	16,232(2)	Nil	Nil	Nil	Nil	206,334
Vice-President of Finance	2018 2017	190,102 184,301	Nil 23,598(4)	26,010 Nil	Nil Nil	Nil Nil	Nil Nil	216,112 207,899
Goldy Singh	2019	221,321	129,856(2)	Nil	Nil	Nil	Nil	351,177
Vice-President of Quality and Regulatory	2018 2017	209,131 205,020	Nil Nil	15,604 Nil	Nil Nil	Nil Nil	Nil Nil	224,735 205,020
Affairs
Mathieu	2019	155,250	272,698(2)	Nil	Nil	Nil	Nil	427,948
Burtnyk Vice-President of Clinical Affairs	2018 2017	145,039 126,277	Nil 20,618(5)	14,762 Nil	Nil Nil	Nil Nil	Nil Nil	159,801 146,895

Notes:

(1)	Nil indicates that perquisites and other personal benefits did not exceed $50,000 or 10% of the total salary of the NEO for the financial year.
(2)	Option based awards granted utilize the Black-Scholes model to determine the fair value. The input factors to determine the fair value were volatility 82%, exercise price $9.20, interest rate 1.59% and expected life of 6 years.
(3)	Option based awards granted utilize the Black-Scholes model to determine the fair value. The input factors to determine the fair value were volatility 82%, exercise price $10.60, interest rate 2.30% and expected life of 6 years.
(4)	Option based awards granted utilize the Black-Scholes model to determine the fair value. The input factors to determine the fair value were volatility 135%, exercise price $8.50, interest rate 1.90% and expected life of 6 years.
(5)	Option based awards granted utilize the Black-Scholes model to determine the fair value. The input factors to determine the fair value were volatility 135%, exercise price $8.50, interest rate 1.90% and expected life of 6 years.

Option-Based Awards

The following table sets forth information with respect to the unexercised Options granted under the Share Option Plan to the NEOs that were outstanding as of December 31, 2019.

The trend shown in the above graph does not necessarily correspond to the Corporation’s trend of compensation for the NEOs (as defined herein) for the period disclosed above. The Corporation considers a number of factors in connection with its determination of appropriate levels of compensation including, but not limited to, the demand for and supply of skilled professionals with experience in the medical device industry, individual performance, the Corporation’s performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX, Nasdaq and other factors discussed under “Compensation Discussion and Analysis” above).

Named Executive Officers

The following individuals are considered the “Named Executive Officers” or “NEOs” for the purposes of the disclosure:

(a)	each individual who, during any part of the most recently completed financial year, served as the Corporation’s Chief Executive Officer or CEO, including an individual performing functions similar to a CEO;

(b)	each individual who, during any part of the most recently completed financial year, served as the Corporation’s Chief Financial Officer or CFO, including an individual performing functions similar to a CFO;

(c)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three highly compensated officers acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000 for the fiscal year ended December 31, 2019; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact the individual was not an executive officer of the Corporation and was not acting in a similar capacity as of December 31, 2019.

Summary Compensation Table

The following table sets forth information concerning the total compensation for the three most recently completed financial years paid to the Named Executive Officers as of the most recently completed financial year. Dr. Menawat is the only officer of the Corporation that also serves as a director of the Corporation.

Name and Principal Position	Number of Common Shares Underlying Unexercised Options	Option-Based Awards
		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)(7)
Arun Menawat(1)	3,300	15.00	Nov 12, 2024	Nil
Chief Executive Officer and Director	93,406 1,650	14.60 13.50	Aug 22, 2026 Sep 15, 2026	14,011 2,063
	36,414	11.00	Nov 24, 2026	136,553
	141,758	11.00	Dec 21, 2026	531,593
	200,000	9.20	May 16, 2029	1,110,000
Aaron Davidson(2)	50,000 50,000 100,000	11.90 9.30 9.20	May 22, 2028 Aug 23, 2028 May 16, 2029	142,500 272,500 555,000
Chief Financial
Officer and Senior
Vice-President of
Corporate
Development
Rashed Dewan(4)	3,000	15.00	Sept 8, 2025	Nil
Vice-President of Finance	5,000 7,500	13.50 11.00	July 19, 2026 Nov 24, 2026	6,250 28,125
	4,500	8.50	Nov 16, 2027	28,125
	2,500	9.20	May 16, 2029	13,875
Goldy Singh(5)	5,000	2.40	Dec 1, 2021	61,750
Vice-President of Quality and Regulatory Affairs	2,500 30,000 20,000	2.40 15.00 9.20	Sept 12, 2022 Sept 8, 2025 May 16, 2019	30,875 Nil 111,000
Mathieu Burtnyk(6)	3,000	2.40	Sept 12, 2022	37,050
Vice-President of Clinical Affairs	2,000 3,000	2.40 15.00	June 18, 2023 Sept 8, 2025	24,700 Nil
	2,500	8.50	Nov 16, 2027	15,625
	42,000	9.20	May 16, 2029	233,100

Notes:

(1)	Dr. Menawat holds 476,528 Options, with 228,992 of these Options exercisable and the remaining balance vesting over a three year period.
(2)	Mr. Davison holds 200,000 Options, with 40,630 of these Options exercisable and the remaining balance vesting over a three year period.
(3)	Mr. Heynen holds 800,000 Options, all Options remain unvested and will vest over a three year period.
(4)	Mr. Dewan holds 22,500 Options, with 16,103 of these Options exercisable and the remaining balance vesting over a three year period.
(5)	Ms. Singh holds 57,501 Options, with 37,501 of these Options exercisable and the remaining balance vesting over a three year period.
(6)	Dr. Burtnyk holds 52,500 Options, with 9,405 of these Options exercisable and the remaining balance vesting over a three year period.
(7)	The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSX closing price on December 31, 2019 of $14.75 and the exercise price.

Incentive Plan Awards ― Value Vested or Earned During the Year Ended December 31, 2019

The following table sets forth information with respect to the value of Options vested during the year ended December 31, 2019 as well as the cash bonuses granted to the NEOs during the year ended December 31, 2019.

Name and Principal Position	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Arun Menawat Chief Executive Officer and Director	4,453	Nil

Name and Principal Position	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Aaron Davidson Chief Financial Officer and Senior Vice-President of Corporate Development	Nil	Nil
Rashed Dewan Vice-President of Finance	3,373	Nil
Goldy Singh Vice-President of Quality and Regulatory Affairs	Nil	Nil
Mathieu Burtnyk Vice-President of Clinical Affairs	1,866	Nil

Note:

(1)	The value shown is the product of the number of Common Shares underlying the Options that vested during the year multiplied by the difference between the Common Share TSX closing price on the day the Options vested and the exercise price of the Options that vested.

Termination and Change of Control Benefits

Each of Dr. Menawat, Mr. Davidson, Mr. Dewan, Ms. Singh and Dr. Burtnyk are a party to an executive employment agreement (the “Executive Employment Agreements”) with the Corporation. The Executive Employment Agreements have an indefinite term and contain standard confidentiality and non-solicitation provisions. Profound has agreed pursuant to the Executive Employment Agreements that each of Dr. Menawat, Mr. Davidson, Mr. Dewan, Ms. Singh and Dr. Burtnyk will receive base salaries determined by the Board and may receive discretionary bonuses, grants of Options, reimbursement of expenses, benefits and certain perquisites as set forth in the Executive Employment Agreements, with the amounts paid in 2019 with respect to such matters set forth in the Summary Compensation Table.

The following table sets forth information with respect to the estimated aggregate dollar amount to which each current NEO would have been entitled if the event resulting in termination of employment occurred on December 31, 2019.

Name	Triggering Event	Cash Payment	Value of Bonus and other Benefits	Value of Option Awards	Total Payout
Arun Menawat	Termination with cause/resignation	Nil(1)	Nil	$1,749,220(4)	$1,749,220
	Termination without cause	$649,400(2)	$422,110(2)	$1,749,220(4)	$2,820,710 (2)
	Change of control	$1,298,800(2)	$422,110 (2)	$1,749,220(4)	$3,470,130(2)
Aaron Davidson	Termination with cause/resignation	Nil(1)	Nil	$970,000(4)	$970,000
	Termination without cause	$158,500	$95,100(3)	$970,000(4)	$1,223,600
	Change of control	$317,000	$142,650	$970,000(4)	$1,429,650
Rashed Dewan	Termination with cause/resignation	Nil(1)	Nil	$76,375(4)	$76,375
	Termination without cause	$95,051(5)	$8,670(3)	$76,375(4)	$180,096
	Change of control	Nil	Nil	$76,375(4)	$76,375

Name	Triggering Event	Cash Payment	Value of Bonus and other Benefits	Value of Option Awards	Total Payout
Goldy Singh	Termination with cause/resignation	Nil(1)	Nil	$203,625(4)	$203,625
	Termination without cause	$113,911(6)	$5,201(3)	$203,625(4)	$322,737
	Change of control	Nil	Nil	$310,475(4)	$203,625
Mathieu Burtnyk	Termination with cause/resignation	Nil(1)	Nil	$310,475(4)	$310,475
	Termination without cause	$80,250(7)	$4,891(3)	$310,475(4)	$395,616
	Change of control	Nil	Nil	$310,475(4)	$310,475

Notes:

(1)	In the event of a termination for just cause or resignation, the Corporation shall have no further obligation to Dr. Menawat, Mr. Davidson, Mr. Dewan, Ms. Singh or Mr. Burtnyk, as applicable, other than the payment of unpaid base salary, any bonus declared but not yet paid, plus all outstanding vacation pay and expense reimbursement.
(2)	Amounts paid in United States dollars and converted to Canadian dollars for reporting purposes. On December 31, 2019, the exchange rate for United States dollars expressed in Canadian dollars (as reported by the Bank of Canada) was US$1.00 = C$1.2988.
(3)	The value shown is a multiple of the annual cost of benefits and the average cash bonus paid in respect of the years ended December 31, 2019, 2018 and 2017.
(4)	The value shown is the product of the number of Common Shares underlying the vested Options multiplied by the difference between the Common Share TSX closing price on December 31, 2019 of $14.75 and the exercise price.
(5)	If Mr. Dewan’s employment is terminated without cause, he is entitled to the greater of: (i) six months’ notice; or (ii) the minimum notice (or pay in lieu) and minimum severance, if any, to which he would be entitled under employments standards legislation.
(6)	If Ms. Singh’s employment is terminated without cause, she is entitled to six months’ notice and minimum severance, if any, to which he would be entitled under employments standards legislation.
(7)	If Dr. Burtnyk’s employment is terminated without cause, he is entitled to the greater of: (i) six months’ notice; or (ii) the minimum notice (or pay in lieu) and minimum severance, if any, to which he would be entitled under employments standards legislation.

Director Compensation

The directors of the Corporation, other than the current CEO and Mr. Jean-François Pariseau, were paid in respect of the financial year-ended December 31, 2019, an annual fee of $20,000 for their services. The Chair of the Audit Committee is entitled to $10,000 and the Chair of the Human Resources and Corporate Governance Committee is entitled to $5,000. Directors of the Corporation are also eligible to receive Options as an initial grant when joining the Board and on an annual basis. During the financial year 2019, each of Mr. Brian Ellacott, Mr. Steve Forte, Mr. Kenneth Galbraith, Dr. Linda Maxwell and Dr. Arthur Rosenthal were granted 10,000 Options. Except as set out below, directors are not eligible to receive other compensation.

Summary Compensation Table

The following table sets forth information concerning compensation paid to the non-executive directors for the year ended December 31, 2019.

Name	Fees Earned ($)	Option-based awards ($)(1)	All Other Compensation ($)	Total ($)
Damian Lamb(2)	Nil	Nil	Nil	Nil
William Curran(2)	15,000	Nil	Nil	15,000
Brian Ellacott	25,000	75,902	Nil	100,902
Steve Forte	9,375	75,902	Nil	85,277
Kenneth Galbraith	31,250	75,902	Nil	107,152
Linda Maxwell	21,250	75,902	Nil	97,152
Jean-François Pariseau	Nil	Nil	Nil	Nil

Name	Fees Earned ($)	Option-based awards ($)(1)	All Other Compensation ($)	Total ($)
Samira Sakhia(2)	10,000	Nil	Nil	10,000
Arthur Rosenthal	23,750	75,902	Nil	99,652

Notes:

(1)	Option based awards granted utilize the Black-Scholes model to determine the fair value. The input factors to determine the fair value were volatility 82%, exercise price $11.23, interest rate 1.40% and expected life of 6 years.
(2)	Mr. Lamb, Mr. Curran and Ms. Sakhia did not run for re-election and ceased to be Board members on June 13, 2019.

Option-Based Awards

The following table sets forth information with respect to the unexercised Options granted under the Share Option Plan to the non-executive directors that were outstanding as of December 31, 2019.

Name	Number of Common Shares Underlying Unexercised Options	Option-Based Awards
		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)(6)
Brian Ellacott(4)	3,300	10.20	June 15, 2028	15,015
	10,000	11.23	November 18, 2029	32,200
Steve Forte(2)	10,000	11.23	November 18, 2029	32,200
Kenneth Galbraith(2)	3,300	9.70	Apr 25, 2027	16,665
	1,650	10.20	June 15, 2028	7,508
	10,000	11.23	November 18, 2029	32,200
Linda Maxwell(6)	3,300	6.00	November 19, 2028	28,875
	10,000	11.23	November 18, 2029	35,200
Jean-François Pariseau	Nil	Nil	Nil	Nil
Arthur Rosenthal(5)	3,300	10.20	June 15, 2028	15,015
	10,000	11.23	November 18, 2029	35,200

Notes:

(1)	Mr. Ellacott holds 13,300 Options, with 1,100 of these Options exercisable and the remaining balance vesting over a three year period.
(2)	Mr. Forte holds 10,000 Options, all Options remain unvested and will vest over a three year period.
(3)	Mr. Galbraith holds 14,950 Options, with 3,850 of these Options exercisable and the remaining balance vesting over a three year period
(4)	Dr. Maxwell holds 13,300 Options, with 1,100 of these Options exercisable and the remaining balance vesting over a three year period.
(5)	Dr. Rosenthal holds 13,300 Options, with 1,100 of these Options exercisable and the remaining balance vesting over a three year period.
(6)	The value shown is the product of the number of Common Shares underlying the Option multiplied by the difference between the Common Share TSX closing price on December 31, 2019 of $14.75 and the exercise price.

Incentive Plan Awards ― Value Vested or Earned During the Year Ended December 31, 2019

The following table sets forth information with respect to the value of Options vested during the year ended December 31, 2019 as well as the cash bonuses granted to non-executive directors during the year ended December 31, 2019.

Name	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Brian Ellacott	Nil	Nil

Name	Option-Based Awards Value Vested During Year ($)(1)	Non-Equity Incentive Plan Compensation Value earned during the year ($)
Steve Forte	Nil	Nil
Kenneth Galbraith	Nil	Nil
Linda Maxwell	5,368	Nil
Jean-François Pariseau	Nil	Nil
Arthur Rosenthal	Nil	Nil

Note:

(1)	The value shown is the product of the number of Common Shares underlying the Options that vested during the year multiplied by the difference between the Common Share TSX closing price on the day the Options vested and the exercise price of the Options that vested.

Share Option Plan

The Share Option Plan is administered by the Board which may, from time to time, delegate to a committee of the Board, all or any of the powers conferred to the Board under the Share Option Plan. The Share Option Plan was originally adopted by the Board on June 4, 2015, and then amended and restated on December 8, 2016 and again on July 13, 2018.

The amendments made on July 13, 2018 were as follows: (i) inclusion of the Insider Participation Limits (as defined herein); (ii) removal of TSX Venture Exchange (“TSXV”) required participation limits since the Corporation was no longer listed on the TSXV; (iii) clarification to the share reserve since the Corporation was listed on the TSX and pursuant to the Share Option Plan, the reserve changed from a fixed number to a fixed percentage as described below; (iv)  inclusion of an additional amendment to the list of amendments that require Shareholder approval (being removing or exceeding the Insider Participation Limits); and (v) other amendments of a housekeeping nature.

The Share Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non- transferable Options, provided that the maximum number of Common Shares reserved for issuance under the Share Option Plan is equal to 13% of the issued and outstanding shares in the capital of the Corporation at the time of any Option grant. If any Option is exercised, cancelled, expired, surrendered or otherwise terminated for any reason, the number of Common Shares in respect of which the Option is exercised, cancelled, expired, surrendered or otherwise terminated, as the case may be, will again be available for purchase pursuant to Options granted under the plan. As at December 31, 2019, 1,109,943 Options have been granted under the Share Option Plan, which represents 9.4% of the issued and outstanding Common Shares of the Corporation as at December 31, 2019. As at December 31, 2019, 430,914 Options are available for grant under the Share Option Plan, which represents 3.6% of the issued and outstanding shares in the capital of the Corporation as at December 31, 2019.

The aggregate number of Common Shares that may be (i) issued to insiders of the Corporation within any one-year period, or (ii) issuable to insiders of the Corporation at any time, in each case, under the Share Option Plan alone or when combined with all other security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares (the “Insider Participation Limits”).

The Board shall determine the exercise price of the Options, provided that, it cannot be less than the Market Price of the Common Shares on the date of grant. For the purposes of the Share Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined.

The expiry date for an Option shall not be later than the 10th anniversary of the date an Option is granted, subject to the expiry date falling with a corporate blackout period or within 5 business days following the expiry of such a blackout period, in which case the expiry date will be extended to the 10th business day following the expiry of the blackout period.

Unless otherwise specified by the Board, each Option generally vests and becomes exercisable as to 1/4 on the first anniversary of the date of grant and as to 1/36 on the first day of each calendar month thereafter. The Board has the discretion to permit accelerated vesting of Options.

The Corporation does not provide any financial assistance to optionees to facilitate the purchase of Common Shares issued pursuant to the exercise of Options under the Share Option Plan. Options granted under the Share Option Plan are not transferable or assignable (except to an optionee’s estate) and no Options may be exercised by anyone other than the optionee or his or her legal representative during the lifetime of the optionee.

The Share Option Plan contains the following provisions regarding the exercise and cancellation of Options following a change in the employment status of an optionee. In the event of:

(a)	an optionee’s retirement, the optionee will continue to participate in the plan and each Option that has vested or that vests within 12 months following the retirement date continues to be exercisable until the earlier of the Option’s expiry date and the date that is 12 months from the retirement date, and any Options that have not been exercised by such time will immediately expire and be cancelled;

(b)	an optionee’s death or disability, each vested Option is exercisable until the earlier of the Option’s expiry date and 6 months following the date of death or disability, as applicable, and any Options that have not been exercised by such time will immediately expire and be cancelled;

(c)	a termination without cause for an employee optionee, or the termination by the Corporation or an affiliate of a consulting agreement or arrangement (other than for breach) or the death or disability of a consultant, each vested Option is exercisable until the earlier of the Option’s expiry date and 90 days following the date of termination, death or disability, as applicable, and any Options that have not been exercised by such time will immediately expire and be cancelled;

(d)	a termination for cause or resignation of an employee optionee, or the termination by the Corporation or an affiliate of a consulting agreement or arrangement (for breach) or the voluntary termination by the consultant, all Options (whether vested or unvested) terminate on the date of termination or resignation, as applicable; and

(e)	a director (who is not an employee or consultant) ceases to hold office, each vested Option is exercisable until the earlier of the Option’s expiry date and 60 days following the cessation date, and any Options that have not been exercised by such time will immediately expire and be cancelled.

The Board may from time to time, without notice and without Shareholder approval, amend, modify, change, suspend or terminate the Share Option Plan or any Options granted thereunder as it, in its discretion determines appropriate, provided, however, that no such amendment, modification, change, suspension or termination of the Share Option Plan or any Option granted thereunder may materially impair any rights of an optionee or materially increase any obligations of an optionee under the plan without the consent of the optionee, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements. Amendments that can be made by the Board without Shareholder approval include, but are not limited to, housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments necessary for Options to qualify for favorable treatment under applicable tax laws, amendments to the vesting provisions of the Share Option Plan or any Option, amendments to include or modify a cashless exercise feature, amendments to the termination or early termination provisions of the Share Option Plan or any Option, and amendments necessary to suspend or terminate the Share Option Plan. Shareholder approval is required for the following amendments to be made to the Share Option Plan:

(a)	increase to the number of Common Shares reserved for issuance under the Share Option Plan, except pursuant to the provisions in the plan that permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	reduce the exercise price of an Option, except pursuant to the provisions in the plan that permit the Board to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)	extend the term of an Option beyond the original expiry date, except where an expiry date would have fallen within a blackout period or within 5 business days following the expiry of such a blackout period;

(d)	permit an Option to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period;

(e)	permit Options to be transferred other than for normal estate settlement purposes;

(f)	remove or exceeds the Insider Participation Limits;

(g)	permit awards, other than the Options, to be granted under the Share Option Plan; or

(h)	delete or reduce the range of amendments which require Shareholder approval.

As required by section 613 of the TSX Company Manual, the Corporation’s annual burn rate, which represents the number of Options granted under the Share Option Plan divided by the weighted average number of Common Shares outstanding as at the end of a fiscal year, was 7.3% in 2017, 5.8% in 2018 and 10.2% in 2019.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Corporation that are authorized for issuance under the Share Option Plan as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	1,109,942	$10.51 per Common Share	430,914
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,109,942	$10.51 per Common Share	430,914

Description of the Corporation’s Employee Share Purchase Plan

The Corporation anticipates adopting an Employee Share Purchase Plan (“ESPP”) during the second fiscal quarter of 2020, for the purpose of encouraging and facilitating Common Share ownership by employees, to further align the interests of employees with the success of the Corporation, and to attract and retain employees. All full-time employees who have worked at least three consecutive complete months for the Corporation will be eligible to be participants (“ESPP Participants”). Under the ESPP, a plan administrator will be appointed to receive ESPP Participant contributions up to 10% of the ESPP Participants’ annual base salary, the Corporation’s matching contributions equal to 15% of ESPP Participant contributions, and to use total contributions to purchase Common Shares on behalf of ESPP Participants through the facilities of the primary exchange on which the Common Shares are listed for trading, being currently the TSX and the Nasdaq. Common Shares purchased under the ESPP will be subject to a transfer restriction for six months after the date of purchase. Purchase expenses will be paid by the Corporation, and sale expenses will be paid by the ESPP Participant. The Corporation may amend, suspend, or terminate the ESPP at any time.

Description of the Corporation’s LTIP

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve the LTIP Resolution. Information respecting to the Corporation’s LTIP may be found under “Confirmation and Approval of Long-Term Incentive Plan of the Corporation”.

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of the Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201 - Corporate Governance Guidelines which are addressed below.

Board Mandate

The Board has responsibility for the stewardship of the Corporation. The Board has adopted a written mandate for the Board (the “Mandate”) to confirm and enhance the Board’s ongoing duty and responsibility for stewardship of the Corporation, a copy of which is available on the Corporation’s website at www.profoundmedical.com. The Board is ultimately responsible for supervising the management of the business and affairs of the Corporation and, in doing so, is required to act in the best interests of the Corporation. The Board generally discharges its responsibilities either directly or through the Audit Committee and the Human Resources and Corporate Governance Committee. Specific responsibilities of the Board set out in the Mandate include:

(a)	Appointing Management – including approval of the Chief Executive Officer, the compensation of the executive officers and the oversight of succession planning programs;

(b)	Board Organization – including responding to recommendations received from the Human Resources and Corporate Governance Committee, but the Board retains the responsibility for managing its own affairs;

(c)	Strategic Planning – including the review and approval of the Corporation’s business, financial and strategic plans on at least an annual basis;

(d)	Monitoring of Financial Performance and Other Financial Reporting Matters – including the review of the Corporation’s ongoing financial performance and results of operations and review and approval of the Corporation’s audited and interim consolidated financial statements and management’s discussion and analysis of financial conditions and results of operations;

(e)	Risk Management – including the identification of the Corporation’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

(f)	Policies and Procedures – including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;

(g)	Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and

(h)	Other Responsibilities – including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment or venture, or significant expenditure in either monetary or business terms.

Composition of the Board

Director Independence

Brian Ellacott, Steve Forte, Kenneth Galbraith, Linda Maxwell, Jean-François Pariseau and Arthur Rosenthal are all “independent” as such term is defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices. Arun Menawat is non-independent as he is the Chief Executive Officer of the Corporation. Each of the independent directors has no direct or indirect material relationship with the Corporation, including any business or other relationship, which could reasonably be expected to interfere with the director’s ability to act with a view to the best interests of the Corporation or which could reasonably be expected to interfere with the exercise of the director’s independent judgment.

If the Chairman is not independent, the independent directors may select one of their members to be appointed lead director of the Board (“Lead Director”) for such term as the independent directors may determine. The Lead Director is responsible for chairing regular meetings of the independent directors and seeking to ensure that the Board is able to carry out its role.

Dr. Arun Menawat acts as Chairman of the Board. Since Dr. Menawat is not independent, Brian Ellacott has been appointed Lead Director of the Board.

The table below shows the current Board and committee membership.

	Committees
	Year Appointed	Audit	Human Resources and Corporate Governance Committee
Independent Board Members
Brian Ellacott	2018	Member	-
Steve Forte	2019	Member	-
Kenneth Galbraith	2017	Chair	Member
Linda Maxwell	2018	-	Member
Jean-François Pariseau	2015	-	Member
Arthur Rosenthal	2018	-	Chair
			-
Not Independent – Management
Arun Menawat (Chairman)	2015	-	-

Meetings of Independent Directors

The entire complement of independent directors on the Board and each of the committees meet regularly without management present. The Chairman of the Board conducts these sessions at Board meetings and the Chair of each committee conducts them at committee meetings. During the last financial year ended December 31, 2019, there have been nine such meetings of the independent directors.

Chairman of the Board

Dr. Arun Menawat is the Chief Executive Officer of the Corporation and as a result does not meet the Board’s independence standards. The primary functions of the Chairman are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chairman’s key responsibilities include duties relating to providing overall leadership to the Board, chairing board and Shareholder meetings, acting as a liaison between management, the members of the Board and the Chairs of the various committees of the Board, and communicating with Shareholders and regulators. The responsibilities of the Chairman are reviewed by the Human Resources and Corporate Governance Committee and considered by the Board for approval each year.

Director Term Limits and Other Mechanics of Board Renewal

The Board has not established any term limits for directors, as the Board takes the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Board’s priorities continue to be ensuring the appropriate skill sets are present amongst the Board to optimize the benefit to the Corporation. The Board conducts annual evaluations of the individual directors, the committees of the Board and the Chairman of the Board, which are overseen by the Human Resources and Corporate Governance Committee, to ensure these objectives are met. See “Board Assessments”.

Other Reporting Issuer Experience

The following table sets out proposed directors that are presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction, the name of such reporting issuers and the name of the exchange or market applicable to such reporting issuers:

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)
Kenneth Galbraith	Macrogenics, Inc., Liminal BioScience Inc.	Nasdaq, TSX
Arthur Rosenthal	LivaNova PLC	Nasdaq

Board Meetings

The Board holds a minimum of one regular quarterly meeting and a corporate strategy session each year, as well as additional meetings as required. An in camera session of the directors is held at each regularly scheduled Board and committee meeting so that the independent members of the Board have an opportunity to meet without the presence of management members of the Board.

Meeting Attendance

Name	Board Meetings Attended in 2019		Committee Meetings Attended in 2019
	No.	%	No.	%
Damian Lamb	3 of 3(1)	100%	-	-
Jean-François Pariseau	8 of 9	89%	2 of 3(3)	67%
Arun Menawat	9 of 9	100%	-	-
William Curran	3 of 3(1)	100%	3 of 4(2)(3)	75%
Kenneth Galbraith	8 of 9	89%	7 of 7(2)(3)	100%
Samira Sakhia	1 of 3(1)	33%	-	-
Arthur Rosenthal	8 of 9	89%	2 of 3(3)	67%
Brian Ellacott	9 of 9	100%	4 of 4(2)	100%
Linda Maxwell	9 of 9	100%	1 of 1(3)	100%
Steve Forte(4)	4 of 4	100%	1 of 1(2)	100%

Notes:

(1)	Mr. Lamb, Mr. Curran and Ms. Sakhia did not run for re-election and ceased to be Board members on June 13, 2019.
(2)	Audit Committee.
(3)	Human Resources and Compensation Committee.
(4)	Mr. Forte was appointed to the Board on August 6, 2019.

Orientation and Continuing Education

Pursuant to the Mandate, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors. New directors are expected to participate in an initial information session on the Corporation in the presence of its senior executive officers to learn about, among other things, the business of the Corporation, its financial situation and its strategic planning. All directors will receive a record of public information about the Corporation, as well as other relevant corporate and business information including corporate governance practices of the Corporation, the structure of the Board and its standing committees, its corporate organization, the charters of the Board and its standing committees, the Code (as defined herein) and other relevant corporate policies.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporation’s affairs remains current. Directors are kept informed as to matters which may impact the Corporation’s operations through regular reports and presentations at Board and committee meetings.

Code of Business Conduct and Ethics

The Corporation has adopt a written Code of Business Conduct and Ethics (the “Code”) for directors, officers and employees. The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation and its subsidiaries. The Code addresses compliance with laws, conflicts of interest, corporate opportunity, confidentiality, fair dealing with customers, suppliers, competitors, officers and employees, protection and proper use of company assets and accounting complaints. The Board has the ultimate responsibility for the stewardship of the Code and is responsible for considering any request for waivers from the Code. Any waiver of the Code’s provisions is subject to the disclosure and other provisions of applicable securities laws and the applicable rules of any and all securities exchanges on which the securities of the Corporation are listed and posted for trading. A copy of the Code is available on the Corporation’s website at www.profoundmedical.com.

The Board monitors compliance with the Code and reviews it on at least an annual basis to determine whether updates are appropriate. Where a director or officer has any interest in or a perceived conflict involving a contract or business relationship with the Corporation, that director or officer is excluded from all discussions and deliberations regarding the contract or relationship and such director abstains from voting in respect thereof. Directors and executive officers have disclosed to the Corporation all directorships held by such member and the existence and nature of any interests that could result in a conflict situation with the Corporation.

The Board has also adopted a whistleblower policy (the “Whistleblower Policy”) relating to the reporting of inappropriate activity to encourage and promote a culture of ethical business conduct. The Whistleblower Policy is intended to encourage and facilitate the reporting of questionable accounting, internal accounting controls or auditing matters.

Nomination of Directors

The Human Resources and Corporate Governance Committee has the responsibility for reviewing the composition of the Board by taking into account, among other things, its size and the particular competencies and skills of its members. The Human Resources and Corporate Governance Committee, in consultation with the Chairman of the Board and Chief Executive Officer, will then identify potential Board nominees and recommend such nominees for election as directors based on the competencies and skills each new member possesses in the context of the needs of the Corporation. The Board as a whole is then responsible for nominating new directors.

The Board seeks nominees that have the following characteristics: (i) a track record in general business management; (ii) special expertise in an area of strategic interest to the Corporation; (iii) the ability to devote time; and (iv) support for the Corporation’s mission and strategic objectives.

While the Corporation has not adopted a written policy relating to the identification and nomination of women directors, it recognizes that diversity is an economic driver of competitiveness for companies and it strives to promote an environment and culture conducive to the appointment of well qualified persons so that there is appropriate diversity to maximize the achievement of corporate goals. Gender of a potential candidate is one component in the overall list of factors the Human Resources and Corporate Governance Committee considers when selecting candidates for executive officer and senior manager appointments, and membership on the Board and its committees. The Human Resources and Corporate Governance Committee is of the opinion that if gender was the overriding factor governing the selection of Board nominees, it could unduly restrict the Board’s ability to select the most appropriate nominees and candidates. The Corporation has not adopted targets regarding women on the Board as it does not believe that such targets are necessary at this time given the size of the Board and that the director nomination process recognizes the benefits of diversity. There are currently two women on the Board. However, Ms. Samira Sakhia is not standing for re-election to the Board.

Director and Executive Compensation

The Human Resources and Corporate Governance Committee oversees the remuneration policies and practices of the Corporation. The principal responsibilities of the Human Resources and Corporate Governance Committee include: (i)   considering the Corporation’s overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the Corporation’s directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation, and (iii) making recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality board and executive team members.

Board Assessments

The Board is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Chief Executive Officer, the Board, the committees of the Board, the Chairman of the Board and the individual directors based on their applicable terms of reference or position description.

The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Board deems relevant, the assessments may consider in the case of the Board or a committee, the applicable terms of reference, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

The Human Resources and Corporate Governance Committee annually reviews and makes recommendations to the Board on the method and content of such evaluations and oversees the evaluation process.

Board Committees

The Board has two standing committees, being the Audit Committee and the Human Resources and Corporate Governance Committee. Below is a description of the committees and their current membership.

Audit Committee

The Audit Committee oversees the accounting and financial reporting practices and procedures of the Corporation’s financial statements. The principal responsibilities of the Audit Committee include: (i) the integrity of the consolidated financial statements of the Corporation; (ii) the Corporation’s compliance with legal and regulatory requirements; (iii) the public accountants’ qualifications and independence; and (iv) the performance of the Corporation’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of any and all securities regulatory bodies to which the Corporation is subject to be included in the Corporation’s annual proxy statement. The Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Name	Independence	Financial Literacy
Kenneth Galbraith	Independent	Financially Literate
Brian Ellacott	Independent	Financially Literate
Steve Forte	Independent	Financially Literate

Relevant Education and Experience

The relevant education and experience of each member of the Audit Committee, is provided above, under the heading “Election of Directors”. All of the Audit Committee members are independent of management of the Corporation as required by the TSX and each member is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Schedule “A” attached hereto.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	All Other Fees
December 31, 2019	$483,314	$0	$66,098	$0
December 31, 2018	$365,776	$0	$61,215	$0

Notes:

(1)	Audit fees includes annual audit, quarterly reviews and work performed in relation to the bought deals and offerings.
(2)	Tax fees includes fees related to annual tax returns and scientific research credit return along with tax and transfer pricing advice.

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is comprised of Jean-François Pariseau, William Curran, Kenneth Galbraith and Arthur Rosenthal. All four members are independent directors.

The key responsibilities of the Human Resources and Corporate Governance Committee include:

(a)	Annually review and approve corporate goals and objectives relevant to compensation of executive officers for whom compensation is required to be individually reported under applicable securities laws, evaluate the named executive officers’ performance in light of those goals and objectives, and set the named executive officers’ respective compensation levels based on this evaluation.

(b)	Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Corporation and such other senior management and key employees of the Corporation or any subsidiary of the Corporation as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives.

(c)	Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

(d)	Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

(e)	Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

(f)	In determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, consider the Corporation’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Corporation executives in past years.

(g)	Make recommendations to the Board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

(h)	Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms.

(i)	Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

(j)	Review and report to the Board on the appropriateness of the succession planning of the Corporation, including appointing, training and monitoring senior management.

(k)	Review the significant human resources policies, plans and programs of the Corporation to ensure they are supportive of the Corporation’s near and long-term strategies.

(l)	Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

Position Descriptions

The Board has developed written position descriptions which identify the responsibilities of the Chairman of the Board and the Chief Executive Officer. The Board has not developed written position descriptions for the Chair of each committee of the Board. The Board believes that the charters of the Audit Committee and the Human Resources and Corporate Governance Committee adequately delineate the roles of the Chairs of such committees. Each of the Audit Committee and the Human Resources and Corporate Governance Committee are responsible for reviewing their respective charters on a regular basis and to recommend to the Board any changes as considered appropriate from time to time.

AUDITOR

The auditors of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, PwC Centre, 354 Davis Road, Suite 600, Oakville, ON L6J 0C5. PricewaterhouseCoopers LLP has served as the Corporation’s auditor since June 22, 2015.

MANAGEMENT CONTRACTS

The Corporation does not currently have any management contracts in place.

ADDITIONAL INFORMATION

Financial information pertaining to the Corporation is provided in the Financial Statements and related management’s discussion and analysis. Copies of the Financial Statements and related management’s discussion and analysis can be obtained by contacting Stephen Kilmer, Investor Relations, at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5. Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, directors and auditor of the Corporation have been approved by the Board.

(Signed) “Arun Menawat”
Arun Menawat Director and Chief Executive Officer April 13, 2020

SCHEDULE “A”

PROFOUND MEDICAL CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

A.	Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight of the work of the Company’s public accountants. The Audit Committee shall monitor: (1) the integrity of the consolidated financial statements of the Company; (2) the Company’s compliance with legal and regulatory requirements; (3) the public accountants’ qualifications and independence; and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of any and all securities regulatory bodies to which the Company is subject to be included in the Company’s annual proxy statement.

B.	Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of any and all securities exchange(s) on which the securities of the Company are listed and posted for trading and all other applicable securities and other laws. The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chair of the Board and the Chief Executive Officer, as appropriate. The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above. Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.	Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee shall consult with management but shall not delegate these responsibilities. In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain and set and pay the compensation for special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall have the ability to communicate directly with the public accountants and the Company’s internal auditor, if any.

The Audit Committee, or another board committee comprised solely of independent directors if so designated by the Audit Committee, shall review all related party transactions on an ongoing basis, including to the extent required by any and all securities exchange(s) on which the securities of the Company are listed and posted for trading.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee’s own performance.

A-1

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee. The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•	Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•	Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report.

•	Review and discuss with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•	Review and discuss with management and the public accountants, as applicable: (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) prior to their release, earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•	Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•	Obtain and review a report from the public accountants at least annually regarding: (a) the public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•	Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the public accountants and taking into account the opinions of management.

•	Ensure the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years if required by applicable securities laws.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the public accountants but were passed (as immaterial or otherwise).

•	Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

A-2

•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with any certification obligations required by applicable laws and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•	Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

D.	Limitations of Audit Committee’s Roles

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with IFRS principles and applicable rules and regulations. These are the responsibilities of management and the public accountants.

A-3

APPENDIX “B”

LTIP RESOLUTION

BE IT RESOLVED BY ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	The long-term incentive plan (the “LTIP”) of Profound Medical Corp. (the “Corporation”), substantially in the form as set forth in Appendix “C” to the management information circular of the Corporation dated April 13, 2020 is hereby confirmed, approved and adopted.

2.	The Company have the ability to continue granting options under the LTIP until May 20, 2023, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought.

3.	The Board is hereby authorized to make such amendments to the LTIP from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the LTIP, the approval of the Shareholders.

4.	Any one officer or any one director of the Corporation is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments, and documents in writing, and to do all such other acts and things as in his or her opinion may be necessary and/or desirable in the name and on behalf of the Corporation and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments, and documents and the doing of such other acts and things.

B-1

APPENDIX “C”

LONG-TERM INCENTIVE PLAN

C-1

LONG TERM INCENTIVE PLAN

Effective as of XXXXX XX, 2020

PROFOUND MEDICAL CORPORATION LONG TERM INCENTIVE PLAN

The purpose of this Plan is to advance the interests of the Company by: (i) providing Eligible Persons with additional incentives; (ii) rewarding performance by Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) encouraging Participants to remain with the Company or its Affiliates; and (v) attracting new directors, employees, officers and Consultants to the Company or its Affiliates.

ARTICLE 1

INTERPRETATION; ADMINISTRATION

1.1	Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” has the meaning ascribed to that term under National Instrument 45-106 –

Prospectus and Registration Exemptions, as amended from time to time;

(b)	“Annual Board Retainer” means the annual retainer paid by the Company to a director in a Fiscal Year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;

(c)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 3.4;

(d)	“Associate” has the meaning ascribed thereto in the Securities Act (Ontario);

(e)	“Award Date” means the date(s) during the Fiscal Year on which the Annual Board Retainer is awarded;

(f)	“Board” means the Board of Directors of the Company or, as applicable, such committee of the Board to which the Board may choose to delegate authority to administer the Plan;

(g)	“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario, Canada;

(h)	“Cash Equivalent” means (a) if the Participant regularly receives salary, wages or Annual Board Retainer in the currency in which the Market Value is determined, the Market Value multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the Settlement Date or DSU Termination Date, as applicable, or (b) the Market Value converted into the currency in which the Participant regularly receives wages, salary or Annual Board Retainer, multiplied by the number of vested Units in the Participant’s notional account, net of any Applicable Withholding Taxes, on the Settlement Date or DSU Termination Date, as applicable. For greater certainty, the conversion of the Market Value into the applicable currency will be based on the exchange rate provided by the Bank of Canada on the Settlement Date;

(i)	“Change of Control Event” means:

(i)	a reorganization, amalgamation, merger or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such reorganization, amalgamation, merger, business combination or plan of arrangement, beneficially own, directly or indirectly, more than fifty percent (50%) of the resulting voting shares (on a fully-diluted basis) of the Company or its successor;

(ii)	the sale to a person other than an Affiliate of the Company of all or substantially all of the Company’s assets; or

(iii)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

(j)	“Code” has the meaning ascribed thereto in Addendum A to the Plan.

(k)	“Company” means Profound Medical Corporation or any successor thereof;

(l)	“Consultant” means a person or company, other than an employee, senior officer or director of the Company, that: (i) is engaged to provide services to the Company or an Affiliate, other than services provided in relation to a distribution, (ii) provides the services under a written contract with the Company or an Affiliate, and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

(m)	“Date of Grant” means the date on which a particular Unit is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Unit was granted;

(n)	“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(o)	“Disability” means the inability of a Participant to perform the duties associated with his or her position for 270 consecutive days as a result of his or her incapacity due to physical or mental illness;

(p)	“DSU Participant” means a director of the Company (who for greater certainty may not also be an employee) who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted thereunder;

(q)	“DSU Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, no later than December 31 of the Fiscal Year following the Fiscal Year in which the DSU Termination Date occurred;

(r)	“DSU Settlement Notice” means a notice, in the form contained in Schedule “F” attached hereto, by a DSU Participant to the Company electing the desired form of Settlement of Deferred Share Units;

(s)	“DSU Termination Date” of a DSU Participant means the day that the DSU Participant ceases to hold all positions with the Company or a Related Entity as a result of the DSU Participant’s death or retirement or resignation from, or loss of, an office or employment for purposes of paragraph 6801(d) of the regulations under the ITA;

(t)	“Effective Date” has the meaning ascribed thereto in Section 2.1(1);

(u)	“Elected Amount” has the meaning ascribed thereto in Section 6.3(1);

(v)	“Election Notice” has the meaning ascribed thereto in Section 6.3(1);

(w)	“Eligible Person” means any director, officer, employee or Consultant of the Company or any of its Affiliates and any such person’s personal holding company, as designated by the Board in a resolution;

(x)	“Expire” means, with respect to a Unit, the termination of such Unit, on the occurrence of which such Unit is void, incapable of settlement, and of no value whatsoever; and “Expires” and “Expired” have similar meanings;

(y)	“Fiscal Year” means the fiscal year of the Company, which as of the Effective Date is the annual period commencing January 1 and ending the following December 31;

(z)	“Grant Agreement” means an agreement between the Company and a Participant under which a Unit is granted, substantially in the form attached hereto as Schedule “A” in reference to RSUs, and Schedule “D” in reference to DSUs, as each may be amended from time to time;

(aa)	“Insider” has the meaning ascribed to that term under the Securities Act (Ontario), as amended from time to time, and shall include Associates and Affiliates of the Insider, and shall include only those Insiders who are “reporting insiders” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(bb)	“ITA” means the Income Tax Act (Canada), and the regulations thereunder;

(cc)	“Market Value” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. If the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the board of directors of the Company;

(dd)	“Participant” means a RSU Participant or a DSU Participant, as applicable;

(ee)	“Performance Criteria” shall mean criteria, if any, established by the Board which, without limitation, may include criteria based on the financial performance of the Company and/or an Affiliate;

(ff)	“Plan” means this Long Term Incentive Plan, as amended from time to time;

(gg)	“Related Entity” means a corporation related to the Company within the meaning of the ITA;

(hh)	“Restricted Share Unit” or “RSU” means a unit granted or credited to a RSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a RSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(ii)	“RSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;

(jj)	“RSU Settlement Notice” means a notice, in the form contained in Schedule “B” attached hereto, by a RSU Participant to the Company electing to settle vested Restricted Share Units;

(kk)	“RSU Termination Date” means the date on which a RSU Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or an Affiliate for any reason, including death, retirement, Disability or resignation. For the purposes of the Plan, a RSU Participant’s employment with the Company or an Affiliate shall be considered to have terminated effective on the last day of the RSU Participant’s actual and active employment with the Company or Affiliate, whether such day is selected by agreement with the individual, or unilaterally by the RSU Participant or the Company or Affiliate, and whether with or without advance notice to the RSU Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the RSU Participant’s last day of actual and active employment shall be considered as extending the RSU Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(ll)	“RSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Restricted Share Units (as described in Section 4.4), on and after which a particular Restricted Share Unit may be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof;

(mm)	“Separation From Service” has the meaning ascribed thereto in Addendum A to the Plan. (nn) “Settlement Date” has the meaning ascribed thereto in Section 5.1(1);

(oo)	“Share” means a common share in the capital of the Company, and includes any shares of the Company into which such common shares may be converted, reclassified, re- designated, subdivided, consolidated, exchanged or otherwise changed;

(pp)	“Shareholders” means holders of Shares;

(qq)	“Stock Option Plan” has the meaning ascribed thereto in Section 3.10(1)(a);

(rr)	“Substitution Event” means (i) a Change of Control, or (ii) a merger, amalgamation, arrangement, business combination or other transaction pursuant to which the Shares of the Company are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise;

(ss)	“Termination Notice” has the meaning ascribed thereto in Section 6.4(1); (tt) “TSX” means the Toronto Stock Exchange;

(uu)	“Units” means DSUs and RSUs, as applicable; and

(vv)	“US Participant” has the meaning ascribed thereto in Addendum A to the Plan.

ARTICLE 2

CONSTRUCTION AND INTERPRETATION

2.1	Effective Date.

(1)	This Plan was initially adopted by the Board on April 16, 2020 (the “Effective Date”), subject to the acceptance and approval of the Plan by the TSX and the Shareholders. Any Units granted to Participants prior to the Plan being accepted and approved by Shareholders shall be subject to such approval and acceptance being given and no such Units may be settled unless and until such approval and acceptance are given.

(2)	Should any changes to this Plan be required by any securities commission or other governmental body of any jurisdiction of Canada to which this Plan has been submitted or by any stock exchange on which the Shares may from time to time be listed, such changes will be made to this Plan as are necessary to conform with such requests and, if such changes are approved by the Board, this Plan, as amended, will remain in full force and effect in its amended form as of and from that date.

2.2	Currency.

All references in the Plan to currency refer to lawful currency of Canada.

2.3	Applicable Laws.

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.4	Validity.

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.5	References.

In the Plan, references to the masculine include the feminine; reference to the singular shall include the plural and vice versa, as the context shall require.

2.6	Headings.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.

ARTICLE 3

GENERAL PROVISIONS

3.1	Administration.

(1)	The Board shall administer this Plan; however, notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member thereof. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion. In the event of any such delegation by the Board, references made to the Board herein, shall, as applicable, include a committee of the Board and/or any member thereof. Nothing contained herein shall prevent the Board from adopting other or additional Share compensation arrangements or other compensation arrangements.

(2)	Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to RSU Participants; (ii) to grant Deferred Share Units to DSU Participants; (iii) to determine the terms, including the limitations, restrictions, vesting period and conditions (including any Performance Criteria), if any, of such grants; (iv) to interpret this Plan and all agreements entered into hereunder; (v) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; and (vi) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and binding upon the Company, its Affiliates, and all Participants and their heirs, executors, legal personal representatives and beneficiaries.

(3)	No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

(4)	The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non- Canadian jurisdiction.

(5)	The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company other than as specifically provided for in the Plan.

(6)	Shares issued or delivered to RSU Participants pursuant to the settlement of Restricted Share Units or to DSU Participants pursuant to the settlement of Deferred Share Units shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of the TSX or other stock market on which any class of Shares are listed or quoted for trading, and any certificates representing such Shares shall bear, as required, a respective legend in respect thereof.

3.2	Rules and Regulations.

The Board is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan, and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding on all parties, absent manifest error.

3.3	Amendment and Termination.

(1)	The Board may amend or suspend any provision of the Plan or any Unit, or terminate this Plan, at any time without Shareholder approval, subject to those provisions of applicable law and the rules, regulations and policies of any stock exchange on which the Common Shares are listed, including the TSX, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law, no action of the Board or Shareholders may materially adversely alter or impair the rights of a Participant under any Unit previously granted to the Participant without the consent of the affected Participant. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Units without seeking Shareholder approval:

(a)	amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Grant Agreement or to correct or supplement any provision of this Plan or any Grant Agreement that is inconsistent with any other provision of this Plan or any Grant Agreement;

(b)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Shares are listed;

(c)	amendments necessary for Units to qualify for favourable treatment under applicable tax laws;

(d)	amendments to the vesting provisions of this Plan or any Unit;

(e)	amendments to the termination or early termination provisions of this Plan or any Unit, whether or not such Unit is held by an Insider; and

(f)	amendments necessary to suspend or terminate this Plan.

(2)	Shareholder approval will be required for the following types of amendments:

(a)	any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 4.5 or Section 6.12;

(b)	any amendment to the amendment provisions;

(c)	any amendment which would allow for the transfer or assignment of Units under this Plan, other than for normal estate settlement purposes; and

(d)	amendments required to be approved by Shareholders under applicable law or the rules, regulations and policies of any stock exchange on which the Shares are listed, including the TSX.

(3)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Units will continue in effect as long as any such Unit or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Units as they would have been entitled to make if the Plan was still in effect.

(4)	No such amendment to the Plan shall cause the Plan in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision.

(5)	No such amendment to the Plan shall cause the Plan in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision.

3.4	Applicable Tax Withholdings and Deductions.

(1)	Notwithstanding any other provision contained herein, and together with Section 5.4 and Section 6.10, the Company or the relevant Affiliate, as applicable, shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Company or the relevant Affiliate is in compliance with the applicable provisions of the ITA or any other federal, provincial, state or local law relating to the withholding of tax or other required deductions relating to the settlement of such Units (the “Applicable Withholding Taxes”).

(2)	It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Company shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and the Participant shall indemnify and save harmless the Company from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or which the Company may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.

3.5	No Interest.

No interest or other amounts shall accrue to the Participant in respect of any amount payable by the Company to the Participant under this Plan or any Unit.

3.6	Costs.

The Company will be responsible for all costs relating to the administration of the Plan.

3.7	Participation in this Plan.

(1)	Nothing contained in the Plan nor in any Unit granted hereunder shall be deemed to give any Participant any interest or title in or to any Shares or any rights as a Shareholder or any other legal or equitable right against the Company, or any of its Affiliates whatsoever, including without limitation, the right to vote as a Shareholder and/or the right to participate in any new issue of Shares to existing holders of Shares, other than those rights relating to Shares that have been issued by the Company upon the settlement of a Unit pursuant to the terms of this Plan.

(2)	Units shall be credited to an unfunded notional bookkeeping account established and maintained by the Company in the name of each Participant. Notwithstanding any other provision of the Plan to the contrary, a Unit shall not be considered or construed as an actual investment in Shares. Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate. No assets of the Company or any Affiliate shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any Affiliate under this Plan. Any and all of the Company’s or any Affiliate’s assets shall be, and remain, the general unrestricted assets of the Company or Affiliate.

(3)	The Company’s or any of its Affiliate’s obligation under this Plan shall be merely that of an unfunded and unsecured promise of the Company or such Affiliate to pay money in the future, and the rights of Participants shall be no greater than those of unsecured general creditors.

(4)	The Company makes no representation or warranty as to the future Market Value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or settlement of a Unit or transactions in the Shares. With respect to any fluctuations in the Market Value of Shares, neither the Company, nor any of its directors, officers, employees, Shareholders or agents, shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Units will be granted to such Participant, to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

(5)	The Plan does not provide for any guarantee in respect of any loss or profit that may result from fluctuations in the Market Value of Shares.

3.8	Right to Issue Other Shares.

The Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, repurchasing Shares, or varying or amending its share capital or corporate structure.

3.9	Regulatory Approval.

The grant of Units and the issuance of Shares pursuant to this Plan are subject to compliance with all applicable laws, rules and regulations of all governmental and regulatory authorities and to the requirements of the TSX. The Participant agrees to: (i) comply with all such laws, rules regulations and requirements;

(ii) to furnish to the Company any information, report and/or undertakings required to comply with all such laws, rules, regulations and requirements; (iii) to fully cooperate with the Company in complying with such laws, rules regulations and requirements; and (iv) to fully cooperate with the Company in complying with the provisions of the ITA and/or other tax laws, as applicable.

3.10	Grant of Units, Shares Reserved and Participation Limits.

(1)	Subject to the provisions of this Plan, the Board may grant Units to Participants upon the terms, conditions and limitations set forth herein, in any Grant Agreement, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that:

(a)	The maximum number of Shares which may be reserved for issuance under this Plan in respect of grants of Restricted Share Units to RSU Participants and grants of Deferred Share Units to DSU Participants and pursuant to any other security based compensation arrangement of the Company (including under the Company’s second amended and restated stock option plan, adopted as of July 13, 2018, as it may be further amended (the “Stock Option Plan”)) shall not exceed 13% of the issued and outstanding Shares from time to time on a non-diluted basis, provided that the number of Shares issuable pursuant to grants of Restricted Share Units shall not exceed 50% of the maximum number of Shares reserved for issuance under this Plan and any other security based compensation arrangement of the Company.

(b)	The number of Shares subject to any grants of Restricted Share Units or Deferred Share Units (or portions thereof) that: (i) have vested and been settled; or (ii) have Expired or been forfeited, surrendered, cancelled or otherwise terminated prior to the delivery of the Shares pursuant to a grant of Restricted Share Units or Deferred Share Units shall, in each case, automatically become available to be made and subject to new grants under this Plan. In addition, the number of Shares subject to grants of Restricted Share Units or Deferred Share Units (or portions thereof) that the Company settles in cash in lieu of settlement in Shares shall automatically become available to be made the subject of new grants under this Plan.

(c)	Unless the Company has received requisite Shareholder approval, under no circumstances shall this Plan, together with all of the Company’s previously established or proposed compensation or incentive plans or mechanisms involving the issuance or potential issuance of Shares, including the Stock Option Plan, result, at any time, in:

(i)	the aggregate number of Shares issuable to Insiders (as a group) at any point in time exceeding 10% of the Company’s issued and outstanding Shares;

(ii)	the issuance to Insiders (as a group), within a one-year period, of an aggregate number of Shares exceeding 10% of the Company’s issued and outstanding Shares; or

(iii)	the grant to any individual non-employee director of the Company of more than $150,000 worth of Units annually based on the grant date fair value of the Units, other than in respect of Units granted to non-employee directors in lieu of cash fees on a value for value basis.

For greater certainty, any reference herein to a “non-employee director” shall exclude any director who is also acting as, or was acting as during the time of any grant of securities, the President, Chief Executive Officer and/or Chief Financial Officer of the Company.

For greater certainty, any one-time initial equity grant upon a director who was not previously an Insider joining the Board are excluded from each of the limitations set forth in Section 3.10(1)(c)(ii) and Section 3.10(1)(c)(iii).

(2)	In the event that a Participant receives Shares from the Company in satisfaction of a grant of Restricted Share Units or Deferred Share Units during a Company-imposed black-out period, the Participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired. In the event that a Participant’s Units are set to Expire during a black-out period, such expiry date shall be automatically extended for ten (10) Business Days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed, in accordance with Sections 3.3(4) and 3.3(5).

ARTICLE 4

RESTRICTED SHARE UNITS

4.1	Grant of Restricted Share Units.

(1)	Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each RSU Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such RSU Participant.

(4)	The grant of a Restricted Share Unit to a RSU Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such RSU Participant to receive nor preclude such RSU Participant from receiving subsequently granted Restricted Share Units.

(5)	Each Grant Agreement shall describe the Performance Criteria, if any, established by the Board that must be achieved for Units to vest to the RSU Participant.

4.2	Equivalence.

One (1) Restricted Share Unit is equivalent to one (1) Share. Fractional Restricted Share Units are permitted under the Plan.

4.3	Calculation.

The number of Restricted Share Units (including fractional Restricted Share Units) granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

4.4	Vesting.

Except as otherwise provided in a RSU Participant’s Grant Agreement or any other provision of this Plan, and subject to the Board’s ability to change the RSU Vesting Date of any Restricted Share Unit pursuant to Article 8 and Article 8:

(1)	1/3 of the Restricted Share Units granted pursuant to Section 4.1 shall vest on the first (1st) anniversary of the Date of Grant;

(2)	1/3 of the Restricted Share Units granted pursuant to Section 4.1 shall vest on the second (2nd) anniversary of the Date of Grant; and

(3)	1/3 of the Restricted Share Units granted pursuant to Section 4.1 shall vest on the third (3rd) anniversary of the Date of Grant.

4.5	Adjustments.

Subject to any required approval by the TSX or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Company, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Company shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non- adjustment) by the Company shall be conclusive, final and binding upon the RSU Participants. However, no amount will be paid to, or in respect of, the RSU Participants under the Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such RSU Participant to compensation for a downward fluctuation in the Market Value of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a RSU Participant for such purpose.

ARTICLE 5

SETTLEMENT & EXPIRY

5.1	Settlement of Restricted Share Units.

(1)	Except as otherwise provided in a RSU Participant’s Grant Agreement or any other provision of this Plan:

(a)	All of the vested Restricted Share Units covered by a particular grant may be settled on the first Business Day following their RSU Vesting Date (the “Settlement Date”), but in no event later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered; and

(b)	Following the RSU Vesting Date in respect of an award of Restricted Share Units granted to a RSU Participant, a RSU Participant shall become entitled to deliver to the Company a RSU Settlement Notice in respect of any or all vested Units which it desires to settle. The RSU Participant will, when requested by the Company, execute and deliver all such documents relating to the settlement of the vested Restricted Share Units which the Company deems necessary or desirable.

(2)	Following the receipt by the Company of a RSU Settlement Notice, the Company shall elect to settle the Restricted Share Units through delivery of:

(a)	in the case of settlement for their Cash Equivalent, a cheque to the RSU Participant representing the Cash Equivalent;

(b)	in the case of settlement for Shares, a share certificate to the RSU Participant representing Shares issued from treasury; or

(c)	in the case of settlement for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Subject to the foregoing, the decision as to mode of payment shall be made by the Board in its sole discretion, and a payment of the Cash Equivalent and/or Shares, as the case may be, to any one RSU Participant shall not create any obligation for the Board to make a similar payment to any other RSU Participant.

5.2	Determination of Amounts.

(1)	Cash Equivalent of Restricted Share Units. For purposes of determining the Cash Equivalent of Restricted Share Units to be made pursuant to Section 5.1(2)(a) or Section 5.1(2)(c), such calculation will be made on the Settlement Date based on the Market Value on the Settlement Date multiplied by the number of vested Restricted Share Units in the RSU Participant’s Restricted Share Unit notional account which are being settled on the Settlement Date, net of any Applicable Withholding Taxes.

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a RSU Participant upon settlement of Restricted Share Units pursuant to Section 5.1(2)(b) or Section 5.1(2)(c), such calculation will be made on the Settlement Date, or if the Settlement Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of vested Restricted Share Units then recorded in the RSU Participant’s Restricted Share Unit notional account that are being settled on the Settlement Date, net of any Applicable Withholding Taxes. Shares issued from treasury will be issued in consideration for the past services of the RSU Participant to the Company and the entitlement of the RSU Participant under this Plan shall be satisfied in full by such issuance of Shares. As set out in Section 5.3, the Company will, if applicable, also make a cash payment, net of any Applicable Withholding Taxes, to the RSU Participant with respect to the value of any fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Company as described above.

5.3	Cash Payment.

If applicable, the Company shall also make a cash payment, net of any Applicable Withholding Taxes, to the RSU Participant with respect to the value of fractional Restricted Share Units standing to the RSU Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional Restricted Share Units by (ii) the Market Value of such fractional Restricted Share Units on the Settlement Date.

5.4	Applicable Withholding Taxes.

(1)	For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:

(a)	An amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of such Restricted Share Units has been received by the Company (or withheld by the Company from the Cash Equivalent and/or cash payment noted above if applicable); or

(b)	The RSU Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Company.

5.5	Cancellation of Restricted Share Units.

Upon payment in full of the value of the Restricted Share Units, the Restricted Share Units shall be cancelled and no further payments shall be made from the Plan in relation to such Restricted Share Units.

5.6	Termination.

Except as the Board may otherwise determine or unless otherwise provided in the RSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences, if a RSU Participant ceases to be an Eligible Person for any reason, including, without limitation, as a result of his or her resignation, voluntary or involuntary termination, retirement, Disability, or death, any unvested Restricted Share Units held by such RSU Participant shall Expire on the RSU Termination Date.

ARTICLE 6

DEFERRED SHARE UNITS

6.1	Grant of Deferred Share Units.

(1)	Subject to the provisions of this Plan, the Board may grant Deferred Share Units to a DSU Participant upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Deferred Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each DSU Participant, in which shall be recorded the number of Deferred Share Units granted or credited to such Participant.

(4)	The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle such DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.

6.2	Equivalence.

One (1) Deferred Share Unit is equivalent to one (1) Share. Fractional Deferred Share Units are permitted under the Plan.

6.3	Election Notice; Elected Amount.

(1)	Subject to Board approval, a DSU Participant may elect by filing an election notice in the form of Schedule “C” attached hereto (the “Election Notice”), once each Fiscal Year, to be paid, subject to any minimum amount that may be required by the Board, up to one hundred percent (100%) of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with the balance of such Annual Board Retainer being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Company by the end of the

Fiscal Year preceding the Fiscal Year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than 30 days after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Company following the date of the Company’s receipt of the election until the final day of such Fiscal Year. For the first year of the Plan, DSU Participants must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Company following the date of the Company’s receipt of the election until the final day of such Fiscal Year. If no election is made in respect of a particular Fiscal Year, the new or existing DSU Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(2)	In the absence of a designation to the contrary (including delivery of an Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.

6.4	Termination Right.

(1)	Each DSU Participant is entitled to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Company, or such other officer of the Company designated by the Board, a notice electing to terminate the receipt of additional Deferred Share Units in the form of Schedule “E” attached hereto (“Termination Notice”). Such Termination Notice shall be effective as of the date received by the Company.

(2)	Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to comply with Section 6.3, all subsequent Annual Board Retainers shall be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(3)	For greater certainty, to the extent a DSU Participant terminates his or her participation in the Plan, he or she shall not be entitled to become a DSU Participant again until the Fiscal Year following the Fiscal Year in which the Termination Notice becomes effective.

6.5	Calculation.

(1)	The number of Deferred Share Units (including fractional Deferred Share Units) granted at any particular time pursuant to this Plan will be calculated by:

(a)	in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or

(b)	in the case of a grant of Deferred Share Units pursuant to Section 6.1, by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

6.6	Vesting.

(1)	All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit notional account shall vest on the DSU Termination Date, unless otherwise determined by the Board at its sole discretion and in compliance with Section 3.3(5), subject to a determination of the Board made in accordance with Article 7 and Article 8.

(2)	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.

6.7	Settlement in respect of Deferred Share Units.

In respect of an award of Deferred Share Units granted to a DSU Participant, settlement shall be as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date:

(1)	Subject to Section 6.7(2), the DSU Participant (or where the DSU Participant has died, a dependant or relation of the DSU Participant or the legal representative of the DSU Participant) will deliver to the Company a DSU Settlement Notice, in the DSU Participant’s sole discretion, to elect to settle all Deferred Share Units in such DSU Participant’s notional account for their Cash Equivalent (determined in accordance with Section 6.8(1)), Shares (determined in accordance with Section 6.8(2)) or a combination thereof.

(2)	If such DSU Settlement Notice is not received by the Company within 30 days prior to the DSU Payment Date, settlement shall take the form of the Cash Equivalent determined in accordance with Section 6.8(1), among other provisions of this Plan.

(3)	Settlement of Deferred Share Units shall take place on the DSU Payment Date and in the form set out in the DSU Settlement Notice through:

(a)	in the case of settlement for their Cash Equivalent, a cheque to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative, as the case may be, representing the Cash Equivalent;

(b)	in the case of settlement for Shares, a share certificate to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative, as the case may be, representing Shares issued from treasury; or

(c)	in the case of settlement for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

6.8	Determination of Amounts.

(1)	Cash Equivalent of Deferred Share Units. For purposes of determining the Cash Equivalent of Deferred Share Units to be made pursuant to Section 6.7(3)(a) or Section 6.7(3)(c), such calculation will be made on the Market Value on the DSU Termination Date multiplied by the number of vested Deferred Share Units in the Participant’s Deferred Share Unit notional account, net of any Applicable Withholding Taxes, as of the DSU Termination Date.

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a DSU Participant upon settlement of Deferred Share Units pursuant to Section 6.7(3)(b) or Section 6.7(3)(c), such calculation will be made on the DSU Termination Date, or if the DSU Termination Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of vested Deferred Share Units then recorded in the Participant’s Deferred Share Unit notional account that are being settled on the DSU Termination Date, net of any Applicable Withholding Taxes. Shares issued from treasury will be issued in consideration for the past services of the DSU Participant to the Company and the entitlement of the DSU Participant under this Plan shall be satisfied in full by such issuance of Shares. As set out in Section 6.9, the Company will, if applicable, also make a cash payment, net of any Applicable Withholding Taxes, to the Participant with respect to the value of any fractional Deferred Share Units standing to the Participant’s credit after the maximum number of whole Shares have been issued by the Company as described above.

6.9	Cash Payment.

If applicable, the Company shall also make a cash payment, net of any Applicable Withholding Taxes, to the DSU Participant with respect to the value of fractional Deferred Share Units standing to the DSU Participant’s credit after the maximum number of whole Shares have been issued by the Company, calculated by multiplying (i) the number of such fractional Deferred Share Units by (ii) the Market Value of such fractional Deferred Share Units on the applicable date.

6.10	Applicable Withholding Taxes.

For greater certainty, unless not required under the ITA or any other applicable law, no cash payment will be made nor will Shares be issued until:

(a)	An amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of such Deferred Share Units has been received by the Company (or withheld by the Company from the Cash Equivalent and/or cash payment noted above if applicable); or

(b)	The DSU Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Company.

6.11	Cancellation of Deferred Share Units.

Upon payment in full of the value of the Deferred Share Units, the Deferred Share Units shall be cancelled and no further payments shall be made from the Plan in relation to such Deferred Share Units.

6.12	Adjustments.

Subject to any required approval by the TSX or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Company, or stock dividend or distribution (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Company shall make appropriate adjustments in the Shares issuable or amounts payable, as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non- adjustment) by the Company shall be conclusive, final and binding upon the DSU Participants. However, no amount will be paid to, or in respect of, the DSU Participants under the Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Participant to compensation for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a DSU Participant for such purpose.

6.13	US Participants.

Notwithstanding any other provision of the Plan to the contrary, if the Deferred Share Units of a DSU Participant are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409A of the Code and/or under paragraph 6801(d) of the regulations under the ITA, that may result because of the different requirements as to the time of redemption of Deferred Share Units (and thus the time of taxation) with respect to a DSU Participant’s Separation From Service (under U.S. tax law) and the DSU Participant’s DSU Termination Date (under Canadian tax law). The intended consequence of this Section 6.13 of the Plan is that payments to US Participants in respect of Deferred Share Units will only occur if such US Participant experiences both a Separation From Service and a DSU Termination Date. If a US Participant does not experience both a Separation From Service and a DSU Termination Date, including in the circumstances enumerated below, such Deferred Share Units shall instead be immediately and irrevocably forfeited:

(a)	a US Participant experiences a Separation From Service as a result of a permanent decrease in the level of services such US Participant provides to the Company or a related entity that is considered the same service recipient under Section 409A of the Code to less than 20% of his or her past service, but such US Participant continues to provide some level of service to the Company or a Related Entity;

(b)	a US Participant experiences a Separation From Service as a result of ceasing to be a member of the Board, but such US Participant continues providing services as an employee of the Company or Related Entity; or

(c)	a US Participant, for any reason, experiences a DSU Termination Date, but continues to provide services as an independent contractor such that he or she has not experienced a Separation From Service.

ARTICLE 7

ASSUMPTION OR SUBSTITUTION OF UNITS

7.1	Substitution.

(1)	In the event of a Substitution Event, any surviving or acquiring company must, unless Article 8 applies:

(a)	Assume any Unit outstanding under the Plan on substantially the same economic terms and conditions as the Plan; or

(b)	Substitute or replace restricted share units and deferred share units, as applicable (including an award to acquire the same consideration paid to the securityholders of the Company in the transaction effecting the Substitution Event) for those Restricted Share Units and Deferred Share Units outstanding under the Plan on substantially the same economic terms and conditions as the Plan.

(2)	In the event any surviving or acquiring company neglects or refuses (as determined by the Board, acting reasonably) to assume any Units or to substitute or replace similar restricted share units and deferred share units, as applicable, for those outstanding Restricted Share Units and Deferred Share Units under the Plan in connection with a Substitution Event, then with respect to any Units held by Participants, the vesting of such Units will automatically and without further action by the Board or the Company be immediately accelerated so that such Units will be fully vested.

(3)	Notwithstanding any other provision of this Plan, in the event of a potential Substitution Event, the Board may, in its discretion: (i) terminate, conditionally or otherwise and on such terms as it sees fit, the Restricted Share Units not settled following successful completion of such Substitution Event; and (ii) accelerate, conditionally or otherwise and on such terms as it sees fit, the vesting of Units or, subject to Section 3.3(5), otherwise modify the terms of the Units to assist the Participants to obtain the advantage of holding Shares during the Substitution Event. If the Substitution Event referred to in this Article 7 is not completed during the time specified therein (as the same may be extended), the Units which vested pursuant to this Article 7 will be reinstated as unvested Units and the original terms applicable to such Units will apply. If any of the Units that vested pursuant to this Article 7 were settled, the applicable Shares or the Cash Equivalent must be returned to the Company and any Shares shall be cancelled. The determination of the Board in respect of any such Substitution Event will for the purposes of this Plan be final, conclusive and binding.

ARTICLE 8

TAKE-OVER BIDS

8.1	Take-over Bids.

(1)	In the event of a “potential change of control following a take-over bid” (as defined herein), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Units to a date prior to the expiry date of such take- over bid or offer, such that all of a Participant’s Units will immediately vest at such time and the RSU Vesting Date or the DSU Termination Date, as applicable, in connection with such Units will be adjusted accordingly. In such event, all Restricted Share Units so vested may be settled conditionally or otherwise, from such date until their respective expiry date so as to permit the Participant to tender the Shares received upon such settlement pursuant to the take-over bid or offer. For purposes of this Article 8, a “potential change of control following a take-over bid” will be deemed to occur upon a formal take-over bid or tender offer for Shares being made as a result of which the offeror and its Affiliates or Associates, and each company, trust, partnership or other entity under common control with any of them would, if successful, beneficially own, directly or indirectly, fifty percent (50%) or more of the Shares then outstanding.

(2)	Notwithstanding any other provisions of this Plan, in the event of a potential change of control following a take-over bid, the Board will have the power, if determined appropriate (i) to terminate, conditionally or otherwise and on such terms as it sees fit, the Restricted Share Units not settled following successful completion of such event, and/or (ii) subject to Section 3.3(5), to modify the terms of the Units, conditionally or otherwise and on such terms as it sees fit, in order to assist the Participants to tender their securities into the take-over bid. For greater certainty, in the event that the acquiring entity acquires one hundred percent (100%) of the outstanding Shares following the take-over bid, the Board will have the power, if determined appropriate, to terminate the Restricted Share Units not settled upon the expiry of the time period for tendering Shares to the acquiring entity for purchase.

(3)	If the take-over bid referred to in this Article 8 is not completed within the time specified therein (as the same may be extended), the Units that vested pursuant to this Article 8 (if any) will be reinstated as unvested Units and the original terms applicable to such Units will apply. If any of the Units that vested pursuant to this Article 8 (if any) were settled the applicable Shares or the Cash Equivalent must be returned to the Company, and any Shares shall be cancelled. The determination of the Board with respect to any such event will for the purposes of this Plan be final, conclusive and binding.

ARTICLE 9

ASSIGNMENT

9.1	Successors and Assigns.

In no event may the rights or interests of a Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or by the laws of succession and distribution.

9.2	Rights and Obligations.

Rights and obligations under the Plan may be assigned by the Company to a successor in the business of the Company.

ARTICLE 10

GENERAL PROVISIONS

10.1	Non-Exclusivity.

Nothing contained herein will prevent the Board from adopting other additional compensation arrangements for the benefit of Eligible Persons, subject to any required regulatory or Shareholder approval.

10.2	No Right to Continued Employment or Consultancy.

Nothing contained herein shall (i) be construed as conferring upon any Participant the right to continued employment or consultancy, (ii) affect in any way the right of the Company or Shareholders to terminate such employment or consultancy, or (iii) affect in any way the rights of any party contained in any agreement governing a Participant’s service as an employee or consultant or other agreement governing the Participant’s services to the Company.

10.3	No Right to Continued Board Membership.

Nothing contained herein shall (i) be construed as conferring upon any Participant the right to continue as a member of the Board, (ii) affect in any way the right of the Company or Shareholders to terminate such membership, or (iii) affect in any way the rights of any party contained in any agreement governing a Participant’s service as a member of the Board or other agreement governing the Participant’s non- employee services to the Company.

10.4	Reorganization of the Company.

The existence of any Units shall not affect in any way the right or power of the Company or its Shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, Shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

10.5	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid, or delivered by courier or by facsimile transmission addressed, if to the Company, to the head office of the Company, Attention: Chief Financial Officer; or, if to a Participant, to such Participant at his or her address as it appears on the books of the Company or in the event of the address of any such Participant not so appearing, then to the last known address of such Participant; or, if to any other person, to the last known address of such person.

10.6	Compliance with Legislation

The administration of the Plan shall be subject to and performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which the Shares are listed. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings, as may be required to ensure compliance therewith.

CONFIRMED as approved by the Board effective XXXX XX, 2020.

ADDENDUM A TO PROFOUND MEDICAL CORPORATION LONG TERM INCENTIVE PLAN

U.S. TAXPAYERS

The terms and conditions of this addendum (this “Addendum”) shall apply to Units granted to Participants subject to taxation in the United States (“US Participants”). The terms and conditions provided in this Addendum shall supersede the terms of the Plan in the event of any inconsistency.

1.	Definitions.

All capitalized terms used in this Addendum and not otherwise defined shall have the meanings set forth in the Plan; provided, however, that if a term is defined both in the Plan and in this Addendum, the definition in this Addendum shall control.

(a)	“Change of Control Event” shall have the meaning set forth in the Plan, except that no event shall constitute a “Change of Control Event” unless it satisfies the requirements of

U.S. Treasury Regulation Section 1.409A-3(i)(5)(v), (vi) or (vii).

(b)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(c)	“DSU Payment Date” means, with respect to a Deferred Share Unit granted to a US Participant, a date selected by the Company that is within 70 days after the DSU Termination Date.

(d)	“DSU Termination Date” means the date on which a DSU Participant incurs a Separation From Service, regardless of the reason for such Separation From Service.

(e)	“Eligible Person” means any director, officer, employee or Consultant of the Company or any Subsidiary, as designated by the Board in a resolution.

(f)	An “RSU Settlement Notice” shall not apply to US Participants.

(g)	“RSU Termination Date” means the date on which a US Participant incurs a Separation From Service, regardless of the reason for such separation from service. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of a termination of employment or service that follows or is in respect of a period after the RSU Participant’s last day of actual and active employment or service shall be considered as extending the RSU Participant’s period of employment or service for the purposes of determining his or her entitlement under the Plan or this Addendum.

(h)	“Separation From Service” means a “separation from service” (within the meaning of Code Section 409A) from the Company and its Subsidiaries.

(i)	“Subsidiary” means, with respect to the Company, any corporation, partnership, association or other business entity of which fifty percent (50%) or more of the total voting power or value of the equity securities is at the time owned or controlled, directly or indirectly, by the Company or one or more of the Subsidiaries of the Company or a combination thereof.

Addendum A-1

2.	Administration

(a)	Notwithstanding anything contained in the Plan to the contrary, including without limitation, Article 3 of the Plan, neither the Board, the Company nor any Subsidiary may exercise any discretionary authority to accelerate the timing of the settlement of any Units that are treated as “non-qualified deferred compensation” under Code Section 409A.

(b)	In the event that a US Participant’s Units are set to Expire during a black-out period, such expiry date shall be automatically extended for ten (10) Business Days after the expiry of the black-out period following the date the relevant black-out period is lifted, terminated or removed, in accordance with Sections 3.3(4) and 3.3(5) of the Plan; provided, however, that in no event shall such extension result in the settlement of the Units beyond the latest date permitted by Code Section 409A.

3.	Restricted Share Units

(a)	Unless a different settlement date is specified in a Grant Agreement, any vested Restricted Share Units shall be settled as set forth in Section 5.1(2) of the Plan within 70 days after the date on which such Restricted Share Unit became vested (the specific date of settlement shall be determined by the Company). The date on which a Restricted Share Unit is settled is referred to as the “Settlement Date.”

4.	Deferred Share Units

(a)	An Election Notice shall be irrevocable when made. Once an Election Notice is provided, a US Participant may not increase or decrease the Elected Amount, nor may a US Participant cancel such Election Notice. Instead, changes to such election shall not become effective until the first day of the calendar year following the calendar year to which such Election Notice relates.

(b)	A Termination Notice shall not be effective until the first day of the calendar year following the calendar year in which it is provided to the Company.

(c)	DSUs shall be settled within 70 days after the DSU Termination Date (the specific date of settlement shall be determined by the Company).

5.	Substitution Events; Takeover Bids

(a)	Neither Article 7 nor Article 8 shall apply to US Participants.

(b)	In the event of a Substitution Event that constitutes a Change of Control Event, (i) all outstanding Units that are treated as non-qualified deferred compensation under Code Section 409A shall become fully vested (at 100% of target to the extent that any Performance Criteria are applicable to the Units) and shall be settled within 5 days after the occurrence thereof in the same form (and proportions) of consideration as received by the Shareholders and (ii) with respect to Units that are not treated as non-qualified deferred compensation under Code Section 409A, the Board may decide to (1) accelerate the vesting and settlement of such Units, (2) cause the acquiring or surviving company or a parent to assume such Units or issue replacement awards on substantially the same terms and having substantially the same economic value (as determined by the Board) or (3) take such other action with respect to such Units as the Board determines to be appropriate, provided that such action complies with Code Section 409A.

Addendum A-2

(c)	In the event of a Substitution Event that does not constitute a Change of Control Event, (i) the Board may determine to vest, in whole or in part, outstanding Units that are treated as non-qualified deferred compensation under Code Section 409A, but the Board may not accelerate the settlement date of any such Units (nor may the acceleration of the vesting of any such Units result in the acceleration of the settlement date of such Units) and (ii) with respect to Units that are not treated as non-qualified deferred compensation under Code Section 409A, the Board may decide to (1) accelerate the vesting and settlement of such Units, (2) cause the acquiring or surviving company or a parent to assume such Units or issue replacement awards on substantially the same terms and having substantially the same economic value (as determined by the Board) or (3) take such other action with respect to such Units as the Board determines to be appropriate, provided that such action complies with Code Section 409A. In addition, upon the occurrence of an event described in this Section 5(c), the Board may take the action described in clause (ii)(2) of the preceding sentence with respect to Units that are treated as non-qualified deferred compensation under Code Section 409A to the extent permitted by Code Section 409A.

6.	Code Section 409A

(a)	The Plan and all Units are intended to comply with, or be exempt from, Code Section 409A and all regulations, guidance, compliance programs and other interpretative authority thereunder, and shall be interpreted in a manner consistent therewith. Notwithstanding anything contained herein to the contrary, in the event any Unit is subject to Code Section 409A, the Board may, in its sole discretion and without a US Participant’s prior consent, amend the Plan and/or Unit, adopt policies and procedures, or take any other actions as deemed appropriate by the Board to (i) exempt the Plan and/or any Unit from the application of Code Section 409A, (ii) preserve the intended tax treatment of any such Unit or (iii) comply with the requirements of Code Section 409A. In the event that a US Participant is a “specified employee” within the meaning of Code Section 409A, and a payment or benefit provided for under the Plan would be subject to additional tax under Code Section 409A if such payment or benefit is paid within six (6) months after such US Participant’s Separation From Service (within the meaning of Code Section 409A), then such payment or benefit shall not be paid (or commence) during the six (6) month period immediately following such US Participant’s Separation From Service except as provided in the immediately following sentence. In such an event, any payments or benefits that would otherwise have been made or provided during such six (6) month period and which would have incurred such additional tax under Code Section 409A shall instead be paid to the US Participant in a lump-sum, without interest, on the earlier of (i) the first business day of the seventh month following the month in which such US Participant’s Separation From Service occurs or (ii) the tenth business day following such US Participant’s death. A US Participant’s right to receive any installment payments under the Plan shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Code Section 409A. Notwithstanding anything contained in the Plan or in a Grant Agreement to the contrary, neither the Company, any member of the Board nor any Affiliate or Subsidiary shall have any liability or obligation to any US Participant or any other person for taxes, interest, penalties or fines (including without limitation any of the foregoing resulting from the failure of any Unit granted hereunder to comply with, or be

Addendum A-3

exempt from, Code Section 409A). Any Unit that is to be settled or paid upon a termination of employment or service and that constitutes “non-qualified deferred compensation” under Code Section 409A shall not be paid or settled unless such termination of employment or service constitutes a Separation From Service.

* * * * *

Addendum A-4

Schedule “A”

PROFOUND MEDICAL CORPORATION RESTRICTED SHARE UNIT GRANT AGREEMENT

Restricted Share Unit Grant Agreement dated                            , 20            between PROFOUND MEDICAL CORPORATION, a Company existing under the laws of Canada (the “Company”) and                                     , an individual residing in                             (the “Participant”).

WHEREAS the Company has adopted a Long Term Incentive Plan (the “Plan”, as it may be amended from time to time), which Plan provides for the granting of Restricted Share Units to RSU Participants (as defined in the Plan) entitling RSU Participants to receive on settlement of vested Restricted Share Units, a Cash Equivalent (as defined in the Plan), Shares in the capital of the Company or a combination thereof as determined by the Company;

AND WHEREAS the Company desires to continue to receive the benefit of the services of the Participant and to more fully align his or her interest with the Company’s future success;

AND WHEREAS the board of directors of the Company (the “Board”) approved the granting of a Restricted Share Unit to the Participant, upon the terms and conditions hereinafter provided;

AND WHEREAS the Company desires to grant to the Participant a Restricted Share Unit upon the terms and conditions hereinafter provided;

AND WHEREAS capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in Addendum A to the Plan (the “Addendum”);

NOW THEREFORE in consideration of the foregoing and the mutual agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Restricted Share Units. The Company hereby grants to the Participant, as of , 20_____ , subject to the terms and conditions hereinafter set forth, Restricted Share Units (the “Restricted Share Units”), vesting in accordance with the terms of this Agreement and in accordance with the Plan.

2.	Vesting of the Restricted Share Units. Subject to the vesting restrictions in Section 3 below (if any) the Restricted Share Units shall vest according to the following table:

Date	% of Restricted Share Units Vested
•	1/3, for a total of 1/3 vested
•	1/3 additional, for a total of 2/3 vested
•	1/3 additional, for a total of 100% vested

3.	Performance Criteria. Vesting of Restricted Share Units under Section 2 above is subject to the Company meeting the performance criteria set by the Board.

4.	Subject to Plan. This Restricted Share Units shall be subject in all respects to the provisions of the Plan and the Addendum, the terms and conditions of which are hereby expressly incorporated by reference, as same may be amended from time to time in accordance therewith. A copy of the Plan and the Addendum shall be provided to the Participant upon his or her reasonable request from time to time.

5.	Shareholder Rights. A Participant shall have no rights whatsoever as a shareholder in respect of any of the Restricted Share Units.

6.	Transfer of Restricted Share Unit. The Restricted Share Units granted pursuant to this Agreement shall not be assignable or transferable by the Participant, except in accordance with the Plan.

7.	Notice. Any notice required or permitted to be given hereunder shall be given in accordance with, and subject to, the provisions of the Plan.

8.	Governing Law. This Agreement and the Restricted Share Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.	French Language. The parties agree that this Agreement as well as all documents relating thereto be drawn up in the English language only. Les parties seront censes avoir requis que cette contrat de même que tous les documents s’y rattachant soient rédiges en anglais seulement.

IN WITNESS WHEREOF the parties have caused this Restricted Share Unit agreement to be executed as of the date hereof.

PROFOUND MEDICAL CORPORATION

Per:  _______________________________

Authorized Signing Officer

Name of Participant
Signature of Participant
Address

Schedule “B”1

PROFOUND MEDICAL CORPORATION RSU SETTLEMENT NOTICE

I,                                     , in respect of the                                     (print name) Restricted Share Units that were granted to me on                                by Profound Medical Corporation(the “Company”) pursuant to the Company’s Long Term Incentive Plan (the “Plan”), hereby elect to settle                                    Restricted Share Units (including for any fractional Restricted Share Units). Capitalized terms used but not defined herein have the meaning given to them in the Plan.

If the Company elects to settle my Restricted Share Units by paying me the Cash Equivalent for my Restricted Share Units, I acknowledge that the Company will deduct Applicable Withholding Taxes in accordance with the Plan.

If the Company elects to settle my Restricted Share Units by issuing me Shares, I understand that the Company may provide me with additional instructions to:

•	tender cash, a certified cheque, a bank draft or money for full payment for all Applicable Withholding Taxes; or

•	require me to undertake to direct that a number of Shares be sold, and the proceeds of such Shares be delivered to the Company, for full payment for all Applicable Withholding Taxes.

Date: _________________________________
Participant’s Signature
(Print name)

__________________________

1 Not applicable to US Participants.

B-1

Schedule “C”

PROFOUND MEDICAL CORPORATION (THE “COMPANY”) DSU ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Addendum A to the Plan (the “Addendum”).

Pursuant to the Long Term Incentive Plan (the “Plan”), I hereby elect to receive % of my Annual Board Retainer in the form of Deferred Share Units in lieu of cash.

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and the Addendum, and have reviewed, considered and agreed to be bound by the terms of this Election Notice and the Plan and the Addendum.

(b)	I have requested and am satisfied that the Plan and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

(c)	I recognize that when Deferred Share Units are settled in accordance with the terms of the Addendum, income tax and other withholdings as required will arise at that time. Upon settlement of the Deferred Share Units, the Company will make or arrange with me to make all appropriate withholdings as required by law at that time.

(d)	The value of Deferred Share Units is based on the value of the Common Shares of the Company and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan and the Addendum. For more complete information, reference should be made to the Plan and the Addendum.

Date: _________________________________
Participant’s Signature
(Print name)

C-1

Schedule “D”

PROFOUND MEDICAL CORPORATION DEFERRED SHARE UNIT GRANT AGREEMENT

Name: _____________________________________	Award Date: ___________________________________________

Profound Medical Corporation(the “Company”) has adopted a Long Term Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan and Addendum A to the Plan (the “Addendum”), and the provisions of the Plan and the Addendum are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Addendum. If there is a conflict between the terms of this Grant Agreement and the Plan or the Addendum, the terms of the Plan or the Addendum, as applicable, shall govern.

Your Award	The Company hereby grants to you _____________________________ Deferred Share Units.

PLEASE SIGN AND RETURN A COPY OF THIS GRANT AGREEMENT TO THE COMPANY.

By your signature below, you acknowledge that you have received a copy of the Plan and the Addendum, and have reviewed, considered and agreed to the terms of this Grant Agreement and the Plan and the Addendum.

Date: ______________________________________
Signature on Behalf of the Company
Name
Title

D-1

Schedule “E”

PROFOUND MEDICAL CORPORATION

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DEFERRED SHARE UNITS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Addendum A to the Plan (the “Addendum”).

Notwithstanding my previous election on the DSU Election Notice dated ______________________________, I hereby elect to terminate my participation in the Plan effective as of the first day of the calendar year following the date this Termination Notice is received by Profound Medical Corporation

I understand that the Deferred Share Units already granted under the Plan cannot be settled until the DSU Termination Date.

I confirm that I have received and reviewed a copy of the terms of the Plan and the Addendum, and agree to continue to be bound by the Plan and the Addendum.

Date: ________________________________________
Participant’s Signature
(Print name)

E-1

Schedule “F”

PROFOUND MEDICAL CORPORATION (THE “COMPANY”) DSU SETTLEMENT NOTICE

I, _________________________________________, in respect of the

(print name)

Deferred Share Units that were granted to me on                                                by the Company pursuant to the Company’s Long Term Incentive Plan (the “Plan”), hereby elect upon settlement of the Deferred Share Units (including for any fractional Deferred Share Units) to receive (check one):

☐	(i) the Cash Equivalent, calculated in accordance with Section 6.8(1) of the Plan;

☐	(ii) Shares, calculated in accordance with Section 6.8(2) of the Plan; or

☐	(iii) the Cash Equivalent for Deferred Share Units and Shares for _____________________Deferred Share Units.

If I elect to receive the Cash Equivalent or a portion of my Deferred Share Units as a Cash Equivalent, I acknowledge that the Company will deduct Applicable Withholding Taxes in accordance with the Plan.

If I elect to receive only Shares, I (check one):

☐	(i) enclose cash, a certified cheque, bank draft or money order payable to the Company in the amount of $ as full payment for the Applicable Withholding Taxes;

☐	(ii) undertake to direct that such number of Shares are to be sold, and the proceeds of such Shares delivered to the Company, as is necessary to put the Company in funds equal to the amount that would have otherwise been required in (i) above; or

☐	(iii) elect to settle for cash such number of Deferred Share Units as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Company.

Date: _____________________________________
Participant’s Signature
(Print name)

F-1